UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Innovive Pharmaceuticals, Inc.
(Exact name of registrant as specified in its charter)

Delaware	74-3123261
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

555 Madison Avenue, 25th Floor, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	(212) 716-1810

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered _________________________	Name of each exchange on which each class is to be registered ______________________________

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value

(Title of class)

(Title of class)

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Item 1. Business” and “Item 2. Financial Information - Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential” or the negative of such terms or other similar expressions.

The forward-looking statements reflect our current expectations and views about future events and speak only as of the date the statements were made. The forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on the forward-looking statements.

You should read this registration statement and the documents that we reference in this registration statement and have filed as exhibits to this registration statement completely and with the understanding that our actual future results might be materially different from what we expect. We might not update the forward-looking statements, even though our situation might change in the future, unless we have obligations under U.S. federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of the forward-looking statements by these cautionary statements.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Business.

Overview

Innovive Pharmaceuticals, Inc. is a development stage biopharmaceutical company engaged in the development of compounds for the treatment of cancer. We currently have three products in development; INNO-105, INNO-305 and INNO-406.

INNO-105 is a pentapeptide that was licensed from the Pennsylvania State University, or PSU, in March 2005. Pre-clinical data compiled by the Hershey Medical Center at PSU demonstrates that INNO-105 binds with a receptor on certain cancer cells, thereby inhibiting cancer cell growth. Based on these pre-clinical data, as well as data derived from a PSU Phase I study of patients with pancreatic cancer, we intend to develop INNO-105 as an anti-cancer agent in pancreatic cancer. Innovive began its own Phase I clinical study with INNO-105 in November 2005 and the study is ongoing.

INNO-305 is a WT1 immunotherapeutic that was licensed from the Memorial Sloan Kettering Cancer Center in December 2005. Pre-clinical data suggests that the multi-peptide therapy may be used to treat certain solid tumors and certain leukemias including acute myelogenous leukemia. Innovive believes that INNO-305 may be able to overcome many of the challenges that other cancer vaccines have faced for several reasons including its ability to target WT1. Additionally, the literature indicates that leukemia responds favorably to treatment with similar compounds. Moreover, we believe we will be able to manufacture INNO-305 on a commercial scale, whereas other cancer vaccines in clinical trials have demonstrated to be difficult or cost-inefficient to manufacture in commercial quantities. Innovive plans to enter the clinic with INNO-305 in the second quarter of 2006.

INNO-406 is a small molecule that was licensed from Nippon Shinyaku in December 2005. We believe pre-clinical data demonstrate that INNO-406 significantly inhibits both the Bcr-Abl/Lyn dual tyrosine kinase and the Lyn kinase, the activation of which we believe signals healthy cells to become cancerous. Our data suggests that the product has application in Gleevec™ refractory chronic myelogenous leukemia as the predominant forms of resistance come about due to Bcr-Abl amplification, Bcr-Abl point mutations and up-regulation of other pathways such as Lyn. Preclinical findings suggest that this product candidate is active against and targets cells exhibiting Bcr-Abl and Lyn activation thus giving INNO-406 a competitive profile versus other compounds being developed for this disease. Innovive plans to enter the clinic with this compound in the third quarter of 2006.

We intend to leverage our development infrastructure by acquiring and developing additional clinical candidates in the areas of oncology and hematology. In addition, we plan to develop and commercialize our product candidates. Our success will depend on the clinical and regulatory success of our product candidates, which we are just beginning to develop, and our ability to retain on commercially reasonable terms financial and managerial resources of which we currently have only a limited amount. To date, we have not received regulatory approval for any of our product candidates nor have we derived any revenues from their sale. In addition, the development of our product candidates is contingent on raising sufficient capital to pursue pre-clinical and clinical trials and, thereafter, the successful testing of each compound. Without additional capital, we will not be able to pursue development of our product candidates.

We were incorporated on March 24, 2004 under the laws of the State of Delaware under the name Broadway Therapeutics, Inc. We changed our name to Innovive Pharmaceuticals, Inc. on September 20, 2004.

Our executive offices are located at 555 Madison Avenue, 25th Floor, New York, New York 10022 and our telephone number at that location is (212) 716-1810. Our website address is www.innovivepharma.com. The information contained on our website in not a part of, and should not be construed as being incorporated by reference into, this registration statement.

The Oncology Therapeutics Market

The American Cancer Society estimates that nearly 1.4 million people in the U.S. will be diagnosed with cancer in 2006, excluding basal and squamous cell skin cancers and in situ carcinomas except urinary bladder carcinomas. This is an increase of approximately 12.5% from the 2000 estimated number of new cancer diagnoses of approximately 1.2 million in 2000. We believe this growth rate is unlikely to decrease in the foreseeable future as the causes of cancer are multiple and poorly understood.

Despite continuous advances made in the field of cancer research every year, there remains a significant unmet medical need as the overall five-year survival rate for a newly diagnosed cancer patient averages 64% according to the American Cancer Society. According to that same source, in 2004, cancer was the second leading cause of mortality in the U.S. behind heart disease. The American Cancer Society estimates that one in four deaths in the U.S. is due to cancer.

One of the main treatments for cancer is chemotherapy. There is often, however, a significant debilitating effect resulting from chemotherapy treatment or lingering morbidity associated with the chemotherapy treatment of cancer. Our goal is to develop compounds that can lengthen survival times and improve the quality of life of patients and cancer survivors.

Even though there are a large number of patients, the treatment and management of cancer is performed by a limited number of professionals. According to information contained in a 2005 report of the American Medical Association, approximately 8,700 physicians treat the majority of cancer patients in the U.S. We plan to reach this prescriber base using a relatively small commercial infrastructure that we intend to develop in the future by either hiring internally or contracting with one or more third-party entities with an established sales force. These development plans are dependent on our raising additional capital, the success of INNO-105, INNO-305 and INNO-406 and any technologies we might acquire in the future, and successful negotiation of commercial relationships for the commercialization of INNO-105, INNO-305 and INNO-406 and any technologies we might acquire in the future, none of which we have completed to date. We believe, however, assuming the efficacy and safety of INNO-105 and any other technology we might acquire, that our experienced management team will enable us to raise the capital and establish the commercial relationships necessary for our success.

INNO-105 (Opioid Growth Factor, OGF and [Met5]-enkephalin)

Overview

 INNO-105, also known by the terms Opioid Growth Factor and [Met5]-enkephalin, which we refer to collectively as OGF, is a naturally occurring molecule formed in the human body. Specifically, it is an endogenous five amino acid peptide of the sequence Try-Gly-Gly-Phe-Met. Based on pre-clinical and clinical research discussed below, INNO-105 binds with a unique cellular target initially termed the z receptor and recently renamed the OGF receptor, or OGFr. Unlike the “classical” opioid receptors (m, d, and k) that are located primarily in the central nervous system and primarily regulate the sensation and management of pain, OGFr has a unique physical structure that is located on the surface of the cell nucleus in a variety of bodily tissues and appears to have a primary effect in the regulation of cell growth. OGFr has been found on pancreatic adenocarcinoma, head and neck squamous cell carcinoma, colon cancer, renal cell carcinoma, and neuroblastoma, among others. Because OGFr is found in various cancer cells, we believe INNO-105’s ability to bind with OGFr might make it an effective target in cancer therapy and hope to prove this in our planned clinical trials.

Prior pre-clinical and clinical research conducted at the Hershey Medical Center and discussed below indicates that INNO-105 inhibits cell growth and division by interacting with OGFr. We are not aware of any other endogenous opioid that interacts with OGFr. This unique interaction led to the discovery of the properties of the OGF-OGFr system. In several animal experiments, it was demonstrated that the OGF-OGFr system regulated cell growth. Based on the Hershey Medical Center’s prior pre-clinical and clinical research and our own pre-clinical research, we believe that INNO-105’s interaction with OGFr leads to a lengthening of the time it takes for a cell to divide; in other words, it leads to inhibition of cell growth. Cancerous tumors develop when cells randomly continue to rapidly divide. By inhibiting the time it takes for a cancer cell to divide, we believe that INNO-105 can slow the growth of a cancerous tumor.

The Hershey Medical Center’s prior pre-clinical and clinical research also indicates that INNO-105 has a side effect profile different from that of chemotherapy, which should enable it to be administered in conjunction with chemotherapy. For example, many conventional chemotherapy agents can cause hair loss, nausea, vomiting, diarrhea and low red blood cell, white blood cell and platelet counts. In contrast, in the Hershey Medical Center clinical study, INNO-105 caused only minor side effects such as generalized flushing, temporary facial numbness and mild nausea.

This pre-clinical and clinical data is discussed in detail below. Although unproven, based on this pre-clinical and clinical data, we believe that INNO-105’s apparently unique tumor-inhibiting qualities and lower side effect profile compared to chemotherapy might be useful when administered alone or in combination with chemotherapy as a means of improving the clinical outcomes for pancreatic cancer patients. We intend to prove these qualities of INNO-105 and its efficacy as an anti-cancer treatment for pancreatic cancer in our planned clinical studies.

Pre-clinical Data

Dr. Ian S. Zagon of Hershey Medical Center at the Pennsylvania State University conducted a series of pre-clinical studies from 1999 through 2005 to prove the hypothesis that increased INNO-105 will inhibit cell growth. Each experiment involved injecting cancer cells from human tumors under the skin of mice so that a human cancer tumor would grow. INNO-105 was then given to the mice to determine whether it could have an effect on the implanted tumor. The first experiment used the MiaPaCa-2 pancreatic adenocarcinoma cell line to grow a human pancreatic cancer tumor in the mice. Four groups of 20 nude mice each were implanted with MiaPaCa-2 tumor cells and tumor growth was measured over the following 50 days. The four groups were: control, INNO-105 alone (10 mg/kg daily), gemcitabine (a commonly used chemotherapy agent) given alone (150 mg/kg every three days) and INNO-105 combined with gemcitabine (same regimens). As can be seen in Figure 1, the INNO-105 mice had a significant inhibitory effect on tumor growth over the control group (p‹0.05), nearly to the extent of gemcitabine alone. In addition, the combination of INNO-105 and gemcitabine had a significant additive effect on tumors as compared to the mice that were given INNO-105 or gemcitabine alone (p‹0.05). For reference, a “p” value is a statistical test that refers to the likelihood that the observed difference between two values is due to chance. For example, in these two studies, there is less than a 5% probability that the difference between two values is due to chance and conversely there is a 95% probability that the observed difference is real.

A second study was conducted by Dr. Zagon using a squamous cell head and neck cancer cell line, SCC-1. The four groups in this study were: control, INNO-105 (10 mg/kg daily), a commonly used chemotherapy agent paclitaxel (Taxol) (8 mg/kg every two days) and INNO-105 plus paclitaxel (Taxol) (same regimens). As can be seen in Figure 2, results of this experiment were similar to the pancreas study discussed above.

As shown in Figure 2, all three groups had a significant reduction in tumor volume versus control (p‹0.05). Additionally, the combination of INNO-105 and Taxol resulted in a supra-additive decrease in cell growth; however, these results were not statistically significant. This study was confounded in part due to the lethality of the paclitaxel regimen. Nineteen of the 20 mice receiving Taxol had expired before the final measurement. Yet, only one of the INNO-105 plus Taxol mice expired.

Based upon our review of the results of both studies, we believe the studies demonstrate that the mice receiving a combination regimen of either INNO-105 and gemcitabine or INNO-105 and paclitaxel were healthier, were able to maintain normal body weight and survived longer versus those receiving the chemotherapy agent alone (Table 1). We believe this implies that INNO-105, whether used alone or as part of a combination therapy, offers protection against certain side effects of chemotherapy, and in particular, may be of benefit in reducing cachexia or “wasting,” which traditionally is a significant side effect in the treatment of cancer patients. We hope to prove INNO-105’s efficacy in our planned clinical studies, which we discuss under the heading “Development Plan.”

Table 1. Characteristics of mice after 50 day study
Parameter	Pancreas Model				Head and Neck Model
	Control	INNO-105	Gem	INNO-105 + Gem	Control	INNO-105	Taxol	INNO-105 + Taxol
Body Weight	33.3 g	31.4 g	27.4 g	30.3 g	31.6 g	32.0 g	22.6 g	31.8 g
Tumor weight	5.5 g	3.5 g	2.4 g	0.8 g	2.4 g	1.7 g	N.A.*	0.9 g

* Data not available as only one mouse was alive on day 50.

Clinical Data

A Phase I clinical study in pancreatic cancer conducted by Dr. Jill P. Smith of Hershey Medical Center at Pennsylvania State University and reported in 2004, evaluated the maximum tolerated dose, or MTD, of single agent INNO-105. There were two phases to the study. First, in an acute phase, nine patients received escalating dose levels including 25, 50, 75, 100, 150, 200, and 250 mcg/kg over a 30-minute IV infusion. During this phase, 250 mcg/kg was established as the MTD with grade III hypotension as the dose limiting toxicity. It was noted in the subsequent phase that increasing infusion time to 45 minutes eliminated this adverse event. We plan to further explore this potential new dosing regimen in subsequent clinical trials.

The second phase of the study was to evaluate the MTD in a chronic setting. Sixteen patients received the study drug until progression or death, three of whom had continued on from the acute phase of the study. The remaining six patients from the acute phase of the study did not continue due to disease progression or death unrelated to OGF treatment. Ten of the 16 patients received an IV infusion of 250 mcg/kg weekly and six subjects received subcutaneous dosing of 50 mcg/kg twice daily. In total, we believe the data suggests that there was one partial response (6%), 10 stable disease (63%) and five progressions (31%). Mean survival from time of diagnosis was nine months (range two to 23 months). Historical survival figures for gemcitabine alone are approximately six months. An improvement to nine months overall survival would represent a 50% improvement over chemotherapy alone. We caution that this was not a comparative study and this comparison is based upon presumption only; however, if we can validate the data in larger studies, we may be able to demonstrate that treatment with INNO-105 would offer a significant improvement over the current standard of care for pancreatic cancer. We hope to prove INNO-105’s safety and efficacy in our planned clinical studies, which we discuss under the heading “Development Plan.”

A single agent, open label, Phase II study in gemcitabine refractory pancreatic cancer patients was initiated in February 2004 by Dr. Jill Smith and is ongoing at the Hershey Medical Center. The target enrollment number for this study is 50 patients. As of March 31, 2006, 19 patients have been enrolled and have received or are receiving a weekly IV infusion of 250 mcg/kg of INNO-105.

Development Plan

Our current development plan is to evaluate INNO-105 activity as an anti-cancer agent in pancreatic cancer. Assuming we can confirm INNO-105’s activity, we intend to expand our research toward other tumor types such as squamous cell head and neck cancer, colon cancer, neuroblastoma, and small cell lung carcinoma. We will select what we believe is the most appropriate tumor type for research.

Our proposed studies in pancreatic cancer are outlined below, all of which are subject to approval by the U.S. Food and Drug Administration, or FDA, as well as positive results in each study and sufficient financing:

•
IND filing: On September 2, 2005, we filed an investigational new drug application, or IND, with the FDA for a Phase I clinical study for INNO-105 in previously treated, advanced cancer patients. The FDA allowed the IND on September 29, 2005.

•
Phase I: In November 2005, we began the Phase I study to establish INNO-105 MTD as a single agent over a one hour infusion (n=approximately 24 patients). The Mary Crowley Medical Research Center in Dallas, Texas, and the Greenbaum Cancer Center at the University of Maryland in Baltimore are the two study sites. Casey Cunningham, M.D. and Edward Sausville, M.D., PhD. are the co-primary investigators. We expect this study to take approximately 12 months to complete. We might not complete patient enrollment within this time, if at all. Further, we might not identify the MTD using only 24 patients.

•
Phase II: Pending a successful Phase I trial, we anticipate being able to initiate in the fourth quarter of 2006 a randomized Phase II study in pancreatic cancer comparing INNO-105 to best supportive care in gemcitabine refractory pancreatic cancer patients. We anticipate opening approximately 15 clinical sites and enrolling approximately 60 patients with an enrollment period of what we currently believe will be between six to nine months. We currently expect interim results in the second quarter of 2007 and final results in the fourth quarter of 2007. We might not be able to initiate 15 trial sites or complete the study within this timeframe, if at all. Further, we might not see evidence of safety or efficacy.

If the interim results from the Phase I and Phase II trials are positive, we plan to design and conduct a Phase III trial. If that Phase III trial is positive, we would anticipate filing a new drug application, or NDA, with the FDA. We do not expect INNO-105 to be commercially available until late 2009 or early 2010, if at all.

We have not identified any studies for other potential indications at this time. We plan to wait to see evidence of INNO-105 activity in the pancreatic cancer Phase I and II trials before initiating any clinical studies for other indications.

INNO-305

Immunotherapy Overview

Immunotherapy, simply, is the use of an external substance to stimulate an individual’s immune system with the intent of fighting off a corresponding disease. The immune system is composed of a network of immune cells that include T lymphocytes (T cells) and B lymphocytes (B cells). There are also specific subtypes of each. For example, two kinds of T cells are the cytotoxic cells (CTL) and the helper T cells (HTL). Each has a specific role to play in fighting off disease. CTLs are the part of the immune system that is programmed to identify and kill cells that contain a specific antigen. HTLs are a different part of the immune system that release chemical messengers called cytokines that recruit other immune cells to the site of attack. HTLs also help CTLs do their job. Immunotherapy, generally, harnesses these different parts of the immune system to assist the body in warding off disease.

Commonly recognized examples of immunotherapy include childhood immunizations, where children receive vaccines against measles, mumps, and rubella among others. In these cases, weakened or inactivated viruses are injected into the body and become recognized by the immune system as foreign antigens and therefore candidates for elimination. If the individual is subsequently exposed to this virus, the immune system knows to eliminate it before it becomes a potential health threat.

Cancer immunotherapy works in a similar way. Cancerous cells or small proteins known to be part of cancerous cells are introduced to the body in the hope of generating an immune response against the particular cancer.

INNO-305 (WT1) Immunotherapy

Wilms tumor protein, or WT1, is a well known and well characterized protein found in the human body. WT1 is normally produced at the embryonic stage of human development and, as people age, expression of the protein is reduced and nearly eliminated. In normal adults, WT1 is present but at very low levels. However, in the case of certain cancers including, acute myelogenous leukemia, or AML, chronic myelogenous leukemia, non-small cell lung cancer and mesothelioma, the protein is found in very high levels. Because normal levels of WT1 are low and cancer levels of WT1 are high, we believe WT1 is an attractive target for cancer immunotherapy.

In collaboration with «GreetingLine» at the Memorial Sloan-Kettering Cancer Center, New York, New York, we have designed a series of four small protein fragments or peptides that mimic different parts of the whole naturally occurring WT1. The intent is to administer these peptides, designated as INNO-305, and to stimulate the immune system - specifically the T cell response - to recognize WT1 as foreign and kill the cells that contain and produce WT1. Two of the peptides are designed to activate CTLs and the other two are designed to activate the HTLs. We believe this dual modality activation of the immune system will lead to an enhanced immune response against the native WT1 protein, however, we have not proven this. The immunotherapy peptides that we believe will activate the HTLs and CTLs include both normal and slightly altered fragments from the WT1 protein, so called heteroclitic peptides. Heteroclitic peptides are designed to interact with CTLs much more efficiently than normal protein fragments, thereby activating the immune system in a more robust fashion.

Our initial disease target for INNO-305 is AML. AML is a disease of the white cells of the blood. Abnormal white cells or leukemic blasts grow in the blood and bone marrow leading to anemia, bruising, bleeding and infections. As the leukemic blasts highly express WT1, we believe that INNO-305 has potential as a therapy against AML, although this has not been proven. WT1 expression is not limited to AML. Other tumors that express high levels of WT1 include non-small cell lung cancer, mesothelioma, gliomas, multiple myeloma and ovarian cancer. Each of these areas represents potential future indications for INNO-305.

Pre-clinical Data

To date, several peptides taken directly from the WT1 protein have been shown in pre-clinical studies to be able to activate CTLs. In these pre-clinical studies, these activated CTLs directly kill WT1-expressing leukemia cells, confirming that the target is present and can be recognized by the immune system in leukemic cells.

These data led us to experiment with a heteroclitic approach. In this approach, normal WT1 peptides are altered by substituting amino acids to make a new fragment that activates CTLs more efficiently. Through numerous pre-clinical assays, we were able to identify two heteroclitic peptides of WT1 that resulted in much stronger activation than was seen with previously reported WT1 peptides. These two peptides were included in INNO-305.

In addition, there are reports published in Blood and in abstract 5-9 from the 2nd International Conference on WT1 in Human Neoplasia of using larger peptide fragments to stimulate a HTL response against WT1. The reports have shown that these HTLs are capable of directly killing leukemic cells expressing WT1. We have identified two larger peptides that appear efficient at activating HTLs against WT1-expressing leukemic cells. These two larger peptides have also been incorporated in INNO-305.

Clinical Data

INNO-305 has yet to be administered to humans, however, the safety profile and clinical activity of similar but not identical WT1 immunotherapies have been reported in 37 AML patients (Table 1). INNO-305 is designed to activate both CTLs and HTLs unlike the German and Japanese therapies which only stimulate a CTL response, which we believe is a potential disadvantage for these single-stimulation agents.

A team led by Professor Sugiyama of Osaka University, Japan has studied a natural and modified WT1 peptide immunotherapy at Phase I in 13 AML patients and a modified WT1 peptide immunotherapy at Phase II. Of the 13 patients studied at Phase I, nine had an immune response to the immunotherapy. Four of these patients had complete responses of 6, 30+, 31+ and 31 months duration, respectively. In a Phase II study using the modified peptide in eight patients, six patients were in complete remission at the start of study but had high levels of WT1 making them more susceptible to relapse. Following immunotherapy, three of these patients had stabilization of WT1 levels lasting for 6+, 6 and 4 months.

Dr. Anne Letsch and colleagues of Charité Hospital, Berlin, Germany, has administered a natural WT1 peptide to 16 patients with AML (four at Phase I, 12 at Phase II). In two of the Phase I patients with blasts counts of 5-10% on study entry, a complete remission was induced for 6 and 30+ months, respectively. In both patients, raised CTL levels indicated an immune response to the therapy. In the 12 Phase II AML patients, eight out of 12 had an immune reponse to the immunotherapy as measured by raised CTL levels. Two patients with active disease were induced into complete remission for 12 and 30+ months, respectively.

In the first three studies in Table 2, 19 out of 29 patients demonstrated an immune response (immune responses have not yet been analyzed for the fourth study). As a result, we believe that the clinical data suggest that WT1 immunotherapy can successfully generate an immune response, although we need to prove this in clinical studies. If this can be proved, we also hope to prove that INNO-305 can achieve clinically meaningful responses especially in patients with low levels of leukemic disease, which are those patients with durable complete remissions ranging from six to 31 months or more. We believe that prolonged treatment with INNO-305 needs to be explored to determine whether it prolongs survival. We plan to study the effects of prolonged treatment in clinical studies.

Table 2.

Investigator	Country	Disease	Phase	No. of Patients
Letsch et al.	Germany	AML	I	4
Letsch et al.	Germany	AML/MDS	II	12
Sugiyama et al.	Japan	AML	I	13
Sugiyama et al.	Japan	AML	II	8

The clinical benefit of WT1 immunotherapy has also been demonstrated in other diseases including breast cancer, myelodysplasia, glioma and multiple myeloma. Clinical trials are currently being conducted by third parties in some of these disease areas.

Development Plan

Phase I Study. Our current development plan is to conduct a first in-human Phase I study of INNO-305 in patients with AML, myelodysplastic syndrome and lung cancer at Memorial Sloan-Kettering Cancer Center. The purpose of this study will be to identify the safety of the immunotherapy and to determine whether an immune response to INNO-305 is induced and to establish any clinical effect of INNO-305. We believe the study will take approximately six months to complete. We expect to begin the study in the second quarter of 2006. As of March 31, 2006, we had identified the principal investigators for the Phase I study at Memorial Sloan Kettering, had identified suppliers for the quantity of drug needed for the study and had begun writing the IND.

Phase III Pivotal Study. As noted above, data from the Japanese and German researchers shows the potential for the clinical benefit from a WT1 immunotherapy and suggests that INNO-305 will be most effective when there is a low disease burden, such as following positive hematological response in patients with AML, where minimal residual disease may still pose a relapse risk. However, this has not been proven.

Based on our understanding of the data, we plan to move to a pivotal Phase III registration study in elderly patients with AML, comparing the effect on survival between INNO-305 and a placebo control. We have chosen this patient group to study for two reasons. First, they have a high risk of relapse and the eradication of minimal residual disease, or MRD, should improve their survival. Second, the elderly tend to poorly tolerate conventional chemotherapy, which we believe makes a low toxicity therapy such as INNO-305 a desirable therapeutic option. Based on these characteristics, we believe the regulatory authorities will look favorably at a registration study in elderly AML patients. The study should take approximately 24 months to complete and will have a relapse rate at 12 months as the primary endpoint.

INNO-406

Overview of Bcr-Abl Inhibition in CML

Chronic myelogenous leukemia, or CML, is a type of blood cancer that is expected to occur in approximately 4,300 patients a year in the United States. Approximately 95% of CMLs contain a gene known as Bcr-Abl. This gene signals the cells to become cancerous. Bcr-Abl does not exist in normal cells.

In 2001, Novartis AG, a large multi-national pharmaceutical company, won approval in the U.S. for its drug Gleevec. Gleevec is a chemical molecule specifically designed to stop Bcr-Abl from emitting its signals for cell growth. Gleevec proved effective in treating patients with CML by inhibiting Bcr-Abl. Patients remain on Gleevec as chronic therapy. The projected 10-year survival rate for patients with CML has gone from around 35% before the approval of Gleevec in 2001 to around 65% in 2003. Worldwide sales of Gleevec in 2005 were $2.2 billion.

Unfortunately, resistance to Gleevec has begun to occur. Resistance to Gleevec appears to occur in most cases because of mutations in the Bcr-Abl gene. In other cases, some of the genes that Bcr-Abl signals to turn on are becoming turned on independently of Bcr-Abl, making inhibition of the gene by Gleevec ineffective. Lyn is a member of the Src family of kinases. These kinases are known to be involved in sending out signals that drive cell growth. Lyn has been shown to be one of the genes that is turned on by Bcr-Abl and, in many Gleevec-resistant CMLs, it is known that Lyn is active. Activation of Lyn is therefore suspected of being one of the mechanisms by which cells become resistant to Gleevec.

The development of resistance to Gleevec means that a second generation of drugs is required to treat CML. These new drugs need to be able to inhibit Bcr-Abl even in its mutated form and should also independently turn off some other genes that Bcr-Abl normally activates.

INNO-406

INNO-406 is a novel drug developed by the Japanese pharmaceutical company Nippon Shinyaku. It was specifically designed to overcome the limitations of Gleevec in resistant CML. INNO-406 is roughly 25 to 55 times more potent at inhibiting Bcr-Abl than Gleevec. INNO-406 is also capable of inhibiting many of the mutated forms of Bcr-Abl in CML that are resistant to Gleevec. In addition, INNO-406 is capable of shutting down the expression of the gene Lyn. This ability to shut down the expression of Lyn is independent of INNO-406’s ability to inhibit Bcr-Abl.

We believe that these properties of INNO-406, including its higher potency than Gleevec, the ability to inhibit the mutated forms of Bcr-Abl and the addition of Lyn inhibition, might make it an effective treatment for CML, although none of INNO-406’s effects have been clinically demonstrated.

Pre-clinical Data

In pre-clinical cell-based studies, INNO-406 has consistently been shown to be 25 to 55 times more potent than Gleevec in blocking Bcr-Abl. The potency of INNO-406 extends to a series of Bcr-Abl mutations known to occur in Gleevec-resistant patients. INNO-406 showed good activity against 12 of 13 known mutations tested.

In mice-leukemia models, INNO-406 has been shown to markedly extend the survival of animals implanted with Gleevec-resistant leukemic cells.

In toxicology studies done in mice, rats, and dogs, INNO-406 appeared to be safe and well-tolerated. A dose was described in dogs where no side effects were seen, which we expect to use to calculate a starting dose in humans for our planned clinical trials.

Clinical Data

There are no clinical data to date for INNO-406. We intend to initiate the first human clinical studies with INNO-406 in or about July 2006. It should be noted however that, in general, pre-clinical results for Bcr-Abl inhibitors in CML have translated well into the clinic.

Development Plan

Our primary focus for the development of INNO-406 is a speed-to-market strategy where we hope to receive accelerated FDA approval of INNO-406 in patients with imatinib-resistant CML. We also might pursue INNO-406 as a treatment for other hematological diseases as well as solid cancer tumors. Our accelerated approval strategy for INNO-406 will focus on winning a subpart H approval in the U.S. in imatinib-resistant patients. Subpart H approval is a federally mandated approval process reserved for life-threatening diseases in which a single study using surrogate endpoints can be used for approval. In oncology, subpart H strategies typically involve using response rates (tumor shrinkage) as the major endpoint of a study instead of the more traditional survival analysis generally used.

Novartis used a subpart H strategy for the approval of Gleevec. Novartis used molecular response to imatinib as the surrogate marker of drug efficacy for Gleevec. We believe that INNO-406 can be approved using the same approach for CML patients with imatinib-resistance disease. If we are successful in our subpart H regulatory strategy, we believe that conditional U.S. marketing approval for INNO-406 can be obtained in 2008. Any approval of INNO-406 will be dependent on whether we can prove its safety and efficacy.

Our planned Phase I clinical study will use a modified continual dose reassessment method at two sites, the MD Anderson Cancer Center at the University of Texas and one other leading academic site to be determined. Patients will be enrolled from the imatinib-failure population with three or more patients per group and a starting dose of 20 mg per day. The study will use both a once-a-day and twice-a-day oral treatment schedule. The endpoints of the Phase I study will be the safety and toxicology profile of INNO-406 as well as its efficacy as measured by hematological, cytogenetic and molecular responses.

Assuming our Phase I study proves the safety and a maximum tolerated dose of INNO-406, we anticipate conducting a Phase II clinical study of approximately 160 patients to be recruited from the following patient groups:

•	Chronic phase CML;
•	Accelerated phase CML;
•	Blast crisis CML;
•	Hypereosinophilic syndrome; and
•	Systemic mastocytosis.

We believe that recruitment can be completed within three months, based on an aggressive recruitment strategy using 60 sites worldwide. We expect to use six-month response data from the 80 chronic phase patients to prepare an NDA. We believe, however, that data from all five Phase II patient groups represent individual opportunities for subpart H regulatory approval for each of the five indications.

We expect the FDA will require us to do a large randomized post approval confirmation study as a condition of any accelerated approval, if any approval is granted. This study design will be discussed with the FDA at the time of approval, if any.

Competition

INNO-105. The primary treatments for pancreatic cancer are surgery, radiation, chemotherapy and various combinations of each of the foregoing treatments. The primary chemotherapy treatment of pancreatic cancer is a gemcitabine-based regimen. According to market research from Oncology Inc., close to 80% of advanced pancreatic cancer patients receive gemcitabine in the course of their disease. Standard survival after treatment with gemcitabine is approximately six months. We believe that the cell inhibiting action exhibited by INNO-105 is unique, which, if we can prove this unique action in our planned clinical studies, could make INNO-105 a significant advance in cancer treatment either alone or in combination with other anti-cancer agents. We do not consider gemcitabine to be a competing product because INNO-105, if proven effective and approved by the FDA, would most likely be used either following gemcitabine or in combination with gemcitabine rather than replacing gemcitabine because doctors will wish to use all tools available to eradicate cancer and dual administration of INNO-105 and gemcitabine appear to be tolerated due to INNO-105’s low toxicity.

There are other cancer cell inhibiting therapies in development for the treatment of pancreatic cancer. Some of these therapies that are in the later stage of development include Avastin, Alimta, Eloxatin, Erbitux and Tarceva. Tarceva was approved as a treatment for pancreatic cancer in November 2005. In the pivotal clinical study, patients treated with Tarceva + Gemcitibine lived 0.4 months longer than patients treated with Gemcitibine alone. None of the other therapies have been approved for commercial sale in pancreatic cancer. Any one of these other therapies could be approved for the treatment of pancreatic cancer before INNO-105, assuming INNO-105 is effective and is approved. Tarceva’s recent approval could make the marketing and acceptance of INNO-105 more difficult. Further, products being developed for treatment of cancers other than pancreatic cancer might prove effective and be marketed as a treatment for pancreatic cancer.

INNO-305. To the best of our knowledge, there are currently two WT1-specific peptide immunotherapies in clinical development. A Japanese academic group (Sugiyama, et. al.) has developed a heteroclitic approach for WT1 that appears to activate only CTLs. The Japanese approach is specific only for patients with the HLA*A2402 haplotype (a haplotype refers to the genetic makeup of a person’s immune system). The HLA*A2402 is a haplotype common in Japanese patients but relatively uncommon outside of Asia.

A German academic group (Keilholz, et. al.) has developed a native peptide WT1 immunotherapy that is currently in Phase II. There appears to be no intellectual property protection for the peptide being used, which we believe makes its commercial development unlikely.

A peptide immunotherapy approach against proteinase 3 called PR1 has recently entered a Phase III study in AML after promising Phase I data. Although this immunotherapy is further ahead in development, we believe INNO-305 is superior for the following reasons. First, WT1 appears to be a superior target for AML since it is directly involved in leukemic cell growth and has been shown clinically to be a poor prognosticator for AML. Second, INNO-305 involves a heteroclitic approach which should induce a stronger CTL response. The PR1 candidate does not use a heteroclitic approach. Third, INNO-305 involves both a CTL and HTL response. It appears that the PR1 approach stimulates only a CTL response.

In addition, because PR1 targets a different protein, there is the potential to combine it with INNO-305 in therapy. Assuming our studies are successful, the clinical data we generate will determine the best way to use each immunotherapy in patients.

Cell Genesys is developing GVAX®, a vaccine for acute leukemias. GVAX® for leukemia is comprised of a patient’s own cancer cells mixed with cells from cultured cell lines. All cells are then genetically modified to express granulocyte-macrophage colony-stimulating factor or GM-CSF. GM-CSF is a naturally occurring substance that is made by the body in response to infection or inflammation. GVAX® for leukemia is currently in a Phase II study. We believe that the autologous/allogeneic immunotherapy approach is a difficult process to commercialize because of logistical and quality control problems that arise with the harvesting of a person’s cells, transferring those cells to a centralized manufacturing site, growing and/or modifying those cells and shipping them back to be administered to the individual. It is also unclear what the immunotherapy specifically targets for immune recognition, which makes it difficult, in our view, to determine if the correct immune responses are being made. For these reasons, we believe INNO-305 immunotherapy is a superior approach, assuming we can prove its efficacy.

INNO-406. There are currently two main competitors to INNO-406 seeking approval in the Gleevec-resistant CML market. These are Dasatanib and AMN-107. Although both these drugs are currently in Phase II studies, we believe the head-start in development will not prove critical in the commercial setting because CML is becoming a chronic condition much like HIV or depression and that the market for treatment is large enough to accommodate several drugs.

Dasatinib from Bristol-Myers Squibb is the furthest ahead of the second generation Bcr-Abl inhibitors. Dasatinib is expected to gain conditional U.S. marketing approval from the FDA in 2006. Dasatinib has extremely high potency in inhibiting Bcr-Abl and also inhibits Src, a kinase known to be involved in cell growth. In clinical studies, Dasatinib has shown good activity in Gleevec-resistant patients. However, there have also been concomitant side effects, including serious and life threatening pleural effusion. This side effect profile is believed to be due to the effect on Src, but that has not yet been proven. It is not clear that a Bcr-Abl and Lyn inhibitor would have these side effects. We hope to prove the safety of INNO-406 in our planned Phase I clinical study.

AMN-107 from Novartis AG is currently completing its Phase II clinical studies. AMN-107 has potent activity against Bcr-Abl. In its Phase I clinical trial, AMN-107 showed good activity in Gleevec-resistant patients. AMN-107 is expected to obtain conditional marketing approval from the FDA by late 2006 or early 2007.

General. Competition in the pharmaceutical industry is intense and we expect it to increase. Technological developments in our field of research and development occur at a rapid rate and we expect competition to intensify as advances in this field are made. We will be required to continue to devote substantial resources and efforts to our research and development activities. Our most significant competitors, among others, are fully integrated pharmaceutical companies such as Eli Lilly (Alimta), Bristol-Myers Squibb (Erbitux) and Sanofi-Aventis (Eloxatin), and more established biotechnology companies such as Genentech (Avastin and Tarceva) and Imclone Systems (Erbitux), which have substantially greater financial, technical, sales, marketing, and human resources than we do. These companies might succeed in obtaining regulatory approval for competitive products more rapidly than we can for our products. In addition, competitors might develop technologies and products that are cheaper, safer or more effective than those being developed by us or that would render our technology obsolete.

Other Compounds - Building Our Pipeline

In order to leverage the infrastructure that we plan to develop and to better mitigate risk, we plan to in-license other clinical stage product candidates. We also plan to license pre-clinical technologies that appear promising, making decisions to fully commit resources only after pre-defined clinical endpoints are achieved. We believe this will allow us to replicate the target identification/therapeutic candidate development function without taking on the significant overhead costs usually associated with research and development. Additionally, we will not commit our product pipeline to a single platform or approach (i.e., monoclonal antibodies, antisense, recombinant DNA technology, cell culture technology, etc.), which we believe will better diversify our risk.

License Agreements and Intellectual Property

Our goal is to procure, maintain and enforce robust patent protection for our products, formulations, processes, methods and other proprietary technologies, preserve our trade secrets; and make, use and sell our products without infringing the proprietary rights of third parties, both in the United States and abroad. It is our continued mission to actively seek the broadest intellectual property protection available for our current product candidates, which are INNO-105, INNO-305 and INNO-406, future product candidates and any other proprietary technologies and/or assets through a combination of strategic contractual alliances and diversified intellectual property protection and enforcement, worldwide. We believe we accomplish our goals through a thorough business, technical and legal review of the intellectual property rights we intend to license; the inclusion of favorable and protective provisions in our license agreements and our entry into non-disclosure and intellectual property assignment agreements with the persons and entities with whom we contract, including our employees.

We also depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors and consultants, which collectively represent a highly valued intangible asset. To help protect our proprietary know-how and other inventions for which patent protection may be difficult to enforce or easy to design around, we continue to rely upon trade secret protection. To this end, we require all of our employees, consultants, advisors and other contractors to enter into agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions conceived during service with our company.

INNO-105

In March 2005, we entered into an exclusive, worldwide, royalty-bearing license agreement with the Penn State Research Foundation, or PSRF, including the right to grant sub-licenses, for the intellectual property relating to INNO-105 in the field of oncology. The PSRF license agreement expires on a country-by-country basis upon expiration of the subject patent rights. The INNO-105 license includes two issued United States patents, expiring in 2017 and 2020, respectively, and a United States provisional patent application filed in 2004.

In consideration for the grant of the license to INNO-105, in March 2005 we paid PSRF an initial license fee of $750,000, along with certain other reimbursable costs incurred by PSRF in connection with the license grant, and agreed to make additional payments in the aggregate amount of $26,750,000 upon the achievement of clinical and regulatory milestones. We also agreed to pay commercially reasonable royalties based on a percentage of net sales (as defined in the PSRF license agreement), dependent on reaching certain revenue thresholds. There are no minimum milestone payments or royalties due under the agreement.

The PSRF license agreement includes covenants that require us to, among other things: initiate clinical trials by specific dates or pay financial penalties, which could be severe; use our commercially reasonable efforts to bring the licensed product to market; prosecute and maintain patents related to INNO-105; and annually fund a sponsored research agreement with the Pennsylvania State University College of Medicine in the amount of $100,000. In the event that we breach any material term of the PSRF license agreement, PSRF has the option to terminate the agreement following the giving of notice and an opportunity to cure any such breach. As of March 31, 2006, we were in compliance with all obligations under this agreement.

INNO-305

In December 2005, we entered into an exclusive worldwide royalty-bearing license agreement with the Sloan-Kettering Institute for Cancer Research, or SKI, including the right to grant sub-licenses, for the intellectual property relating to INNO-305 for all diseases, disorders and/or conditions, including but not limited to, oncology. The SKI license agreement expires on a country-by-country basis upon expiration of the subject patent rights. The INNO-305 license agreement includes a PTC patent application published in 2005; three U.S. provisional patent applications filed in 2005; and a U.S. continuation patent application claiming priority to an application filed in 2003.

In consideration for the grant of the license to INNO-305, in January 2006 we paid SKI an initial license fee of $200,000 and agreed to make additional payments in the aggregate amount of $6,600,000 upon the achievement of clinical and regulatory milestones. We also agreed to pay:
•	commercially reasonable royalties based on a percentage of net sales (as defined in the SKI license agreement);
•
an annual license maintenance fee of $100,000 beginning on the first anniversary of the agreement and ending on the first commercial sale of INNO-305 (but not required to be paid in any year in which we make a milestone payment);

•	annual minimum payments for sales of INNO-305 for specified indications; and
•	a percentage of non-royalty sub-licensing income (as defined in the SKI license agreement).

The SKI license agreement includes covenants that require us to, among other things: initiate clinical trials by specific dates or pay financial penalties, which could be severe; use our commercially reasonable efforts to bring a licensed product to market; and prosecute and maintain patents related to INNO-305. In the event that we breach a material term of the SKI license agreement, SKI has the option to terminate the agreement following the giving of notice and an opportunity to cure any such breach. As of March 31, 2006, we were in compliance with all obligations under this agreement.

INNO-406

In December 2005, we entered into an exclusive worldwide (with the exception of Japan) royalty-bearing license agreement with Nippon Shinyaku, including the right to grant sub-licenses, for the intellectual property relating to INNO-406 in any field. The Nippon Shinyaku license agreement expires on a country-by-country basis upon expiration of the subject patent rights. The INNO-406 license covers two PTC applications filed in 2003 and 2004, respectively.

In consideration for the grant of the license to INNO-406, in January 2006 we paid Nippon Shinyaku an initial license fee of $600,000, and agreed to make additional payments in the aggregate amount of $13,350,000 upon the achievement of clinical and regulatory milestones. We also issued to Nippon Shinyaku 400,000 shares of our common stock, 200,000 of which will be held in escrow until the IND for INNO-406 is accepted by the FDA. In the event the license agreement expires or is terminated before the IND is accepted, these shares will revert to us and be cancelled or remain issued as treasury stock. We also agreed to pay:
•	commercially reasonable royalties based on a percentage of net sales (as defined in the Nippon Shinyaku license agreement), dependent on reaching certain revenue thresholds;
•	annual minimum payments if sales of INNO-406 do not meet specified levels; and
•	a percentage of non-royalty sub-licensing income (as defined in the Nippon Shinyaku license agreement).

The Nippon Shinyaku license agreement includes covenants that require us to, among other things: file an NDA by a specific date; and use our commercially reasonable efforts to bring a licensed product to market. In the event that we breach a material term of the Nippon Shinyaku license agreement, Nippon Shinyaku has the option to terminate the agreement following the giving of notice and an opportunity to cure any such breach. As of March 31, 2006, we were in compliance with all obligations under this agreement.

Clinical Research Organizations

Our clinical trials will be conducted by third-party clinical research organizations with whom we will contract. We strive to negotiate terms with these third-parties that allow us to transfer the data and other results of the trials that they might perform for us to us or to another third party so that in the event the third-party provider stops performing or we wish to replace the third party for any reason, we will be entitled to the data and can transfer it quickly to another party to complete the trial. We believe that there is a sufficient number of clinical research organizations that should we need to replace any with whom we might have contracted we will be able to do so. We have contracted with a third-party clinical research organization to conduct our Phase I trial for INNO-105. The contract includes a transfer of data clause. We intend to contract with Memorial Sloan Kettering Cancer Center to conduct our INNO-305 Phase I study. We expect to contract with a third-party clinical research organization to conduct our Phase I trial for INNO-406. We expect to have a transfer of data clause in each of those contracts.

Manufacturing and Marketing

We own no manufacturing facilities. We have contracted with Davos Chemical Corporation for the manufacture of the supply of INNO-105 for our Phase I study, which supplies have been delivered and were paid for in the third quarter of 2005. We are negotiating with Davos Chemical to supply us with the supply of INNO-406 for the Phase I study and are pursuing similar negotiations with other manufacturers for the Phase I study supply of INNO-305. We plan to continue to use third-party manufacturers to produce material for use in future clinical trials and, if any of our products are approved for marketing, for commercial product. This manufacturing strategy will enable us to direct our financial resources to product development, without devoting resources to the time and cost associated with building large manufacturing plants. We do not have any supply contracts in place at this time.

Likewise, our marketing strategy is to contract with third parties rather than incur the expense of establishing our own sales and marketing force. Any such arrangement will be negotiated and entered into only once one or more of our drug candidates is close enough to being approved for marketing.

Government Regulation

The research, development, testing, manufacture, labeling, promotion, advertising, distribution, and marketing of our potential products are extensively regulated by governmental authorities in the U.S. and other countries. Satisfaction of FDA requirements or requirements of state, local and foreign regulatory agencies for new drug development typically takes several years, and the actual time required can vary substantially based upon the type, complexity and novelty of the pharmaceutical product. Satisfaction of these requirements will be expensive and we cannot be certain that the FDA or any other regulatory agency will grant approval for INNO-105, INNO-305, INNO-406 or any of our future products on a timely basis, if at all.

Success in pre-clinical or early-stage clinical trials does not assure success in later-stage clinical trials. Data obtained from pre-clinical and clinical activities are not always conclusive and are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Failure to comply with the applicable requirements might subject us to administrative or judicial sanctions in the U.S., such as the FDA’s refusal to approve pending NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and criminal prosecution. Even if a product receives regulatory approval, the approval might be significantly limited to specific indications or uses. After regulatory approval is obtained, later discovery of previously unknown problems with a product might result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining or failures to obtain regulatory approval of INNO-105, INNO-305, INNO-406 or any future product would have a material adverse effect on our business.

U.S. Drug Approval Process.    In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations. Neither INNO-105, INNO-305, INNO-406 nor our future drugs, if any, may be marketed in the United States until the drug has received FDA approval. The steps required before a drug, including INNO-105, INNO-305 and INNO-406, may be marketed in the United States include:

•	preclinical laboratory tests, animal pharmacology and toxicology studies, and formulation studies;

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials might begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for each indication;

•	submission to the FDA of an NDA;

•	FDA review and approval of the NDA; and

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practices, or cGMPs.

Preclinical tests include laboratory evaluation of product chemistry, toxicity, and formulation, as well as animal studies. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials might begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Our IND for INNO-105 was allowed by the FDA on September 29, 2005. We cannot be sure that submission of any future IND for another drug study will result in the FDA allowing clinical trials to begin. We might not be successful in preparing an IND for INNO-305 or INNO-406. Even if we successfully complete an IND for either of those compounds, the FDA might not allow the IND.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

Clinical trials typically are conducted in three sequential phases, but the phases might overlap. The study protocol and informed consent information for study subjects in clinical trials must also be approved by an institutional review board for each institution where the trials will be conducted. Study subjects must sign an informed consent form before participating in a clinical trial.

Phase I usually involves the initial introduction of the investigational drug into people to evaluate its short-term safety, dosage tolerance, metabolism, pharmacokinetics and pharmacologic actions, and, if possible, to gain an early indication of its effectiveness. Our Phase I study for INNO-105 is designed to establish INNO-105’s MTD as a single agent over a one hour infusion. The Phase I study for INNO-105 began in November 2005. We expect the Phase I study for INNO-305 to begin in the second quarter of 2006 and the Phase I study for INNO-406 to begin in the third quarter of 2006.

Phase II usually involves trials in a limited patient population to:

•	evaluate dosage tolerance and appropriate dosage;

•	identify possible adverse effects and safety risks; and

•	evaluate preliminarily the efficacy of the drug for specific indications.

Phase III trials usually further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population. There can be no assurance that Phase I, Phase II, or Phase III testing will be completed successfully within any specified period of time, if at all. Further, clinical trials might be suspended by us or the FDA at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Assuming positive results from our Phase I study for INNO-105, we plan to conduct Phase II and Phase III studies. Assuming positive results from our Phase I study for INNO-305, we plan to conduct a Phase II study. Assuming positive results from our Phase I study for INNO-406, we plan to conduct a pivotal Phase III registration study.

The FDCA permits the FDA and the IND sponsor to agree in writing on the design and size of clinical studies intended to form the primary basis of an effectiveness claim in an NDA application. This process is known as Special Protocol Assessment, or SPA. These agreements may not be changed after the clinical studies begin, except in limited circumstances.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the manufacture and composition of the drug, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. The testing and approval process requires substantial time, effort, and financial resources. The FDA reviews the application for adequacy. We cannot be sure that any approval will be granted on a timely basis, if at all. The FDA might also refer the application to the appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of the advisory committee.

The FDA has various programs, including fast track, priority review, and accelerated approval, that are intended to expedite or simplify the process for reviewing drugs, or provide for approval on the basis of surrogate endpoints. Generally, drugs that might be eligible for one or more of these programs are those for serious or life-threatening conditions, those with the potential to address unmet medical needs, and those that provide meaningful benefit over existing treatments. We cannot be sure that, if desired, any of our drugs will qualify for any of these programs, or that, if a drug does qualify, that the review time will be reduced.

Section 505b2 of the FDCA allows the FDA to approve a follow-on drug on the basis of data in the scientific literature or data used by FDA in the approval of other drugs. This procedure potentially makes it easier for generic drug manufacturers to obtain rapid approval of new forms of drugs based on proprietary data of the original drug manufacturer.

Before approving an NDA, the FDA usually will inspect any facility at which the drug is manufactured, and will not approve the product unless cGMP compliance is satisfactory. If the FDA evaluates the NDA and the manufacturing facilities as acceptable, the FDA might issue an approval letter, or in some cases, an approvable letter followed by an approval letter. Both letters usually contain a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter. The approval letter authorizes commercial marketing of the drug for specific indications. As a condition of NDA approval, the FDA might require postmarketing testing and surveillance to monitor the drug’s safety or efficacy, or impose other conditions.

After approval, certain changes to the approved product, such as adding new indications, making certain manufacturing changes, or making certain additional labeling claims, are subject to further FDA review and approval. Before we could market any product for additional indications, we would have to obtain additional approvals from the FDA. Obtaining approval for a new indication generally requires that additional clinical studies be conducted. We cannot be sure that additional approval for new indications, if any, will be approved on a timely basis, or at all.

Post-Approval Requirements.    Even after a drug has been approved by the FDA for sale, the FDA might require that certain post-approval requirements be satisfied, including the conduct of additional clinical studies. If such post-approval conditions are not satisfied, the FDA might withdraw its approval of the drug. In addition, holders of an approved NDA are required to:

•	report certain adverse reactions to the FDA;

•	comply with certain requirements concerning advertising and promotional labeling for their products; and

•	continue to have quality control and manufacturing procedures conform to cGMP after approval.

The FDA periodically inspects the sponsor’s records related to safety reporting or manufacturing facilities, including an assessment of compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. We intend to use third party manufacturers to produce our products in clinical and commercial quantities, and future FDA inspections might identify compliance issues at the facilities of our contract manufacturers that could disrupt production or distribution, or require substantial resources to correct. In addition, discovery of problems with a product after approval might result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal of the product from the market.

Orphan Drug Designations.  The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA. If the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process. If a product that has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the FDA might not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years. Orphan drug designation does not prevent competitors from developing or marketing different drugs for that indication.

We have not applied for orphan drug designation for INNO-105 although we intend to do so for pancreatic cancer if the results of our Phase I clinical trial are positive. We have not established a timeline for such application. We intend to apply for orphan drug status for INNO-305 for acute myelogenous leukemia and for INNO-406 for chronic myelogenous leukemia, but we have no timelines for those applications, both of which would be dependent on successful results of the Phase I study for each therapy.

Subpart H Approval. The FDA may grant marketing approval of a drug under its subpart H regulations. This program makes it possible for a drug candidate for a life-threatening disease to be approved more quickly than the normal application process. Approval is based on a surrogate endpoint or on restrictions to ensure safe usage.

The FDA may grant marketing approval for a new drug on the basis of one or more adequate and well-controlled clinical trials that establish that the drug has an effect on a surrogate endpoint that is reasonably likely, based on epidemiologic, therapeutic, pathophysiologic, or other evidence, to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. Approval is subject to the requirement that the applicant study the drug further, to verify and describe its clinical benefit, where there is uncertainty as to the relation of the surrogate endpoint to clinical benefit, or of the observed clinical benefit to ultimate outcome. Post-marketing studies generally would be studies already underway. When required to be conducted, such studies must also be adequate and well-controlled.

If the FDA concludes that a drug shown to be effective can be safely used only if distribution or use is restricted, it will require such post-marketing restrictions as it deems necessary to assure safe use of the drug product, such as:

•	distribution restricted to certain facilities or physicians with special training or experience; or
•	distribution conditioned on the performance of specified medical procedures.

The limitations imposed would be commensurate with the specific safety concerns presented by the drug.

Non-U.S. Regulation.  Before our products can be marketed outside of the U.S., they are subject to regulatory approval similar to that required in the U.S., although the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. No action can be taken to market any product in a country until an appropriate application has been approved by the regulatory authorities in that country. The current approval process varies from country to country, and the time spent in gaining approval varies from that required for FDA approval. In certain countries, the sales price of a product must also be approved. The pricing review period often begins after market approval is granted. Even if a product is approved by a regulatory authority, satisfactory prices might not be approved for such product.

In Europe, marketing authorizations may be submitted at a centralized, a decentralized or national level. The centralized procedure is mandatory for the approval of biotechnology products and provides for the grant of a single marketing authorization that is valid in all European Union member states. As of January 1995, a mutual recognition procedure is available at the request of the applicant for all medicinal products that are not subject to the centralized procedure. There can be no assurance that the chosen regulatory strategy will secure regulatory approvals on a timely basis or at all.

While we intend to market INNO-105, INNO-305 and INNO-406 outside the United States in compliance with our respective license agreements, we have not made any applications with non-U.S. authorities and have no timeline for such applications or marketing.

Employees

As of March 31, 2006, we had a total of five employees. Our Chief Executive Officer is Steven Kelly, who is experienced in the launch of anti-cancer products for major pharmaceutical and biotechnology companies. We believe our relationships with our employees are satisfactory. None of our employees is represented by a labor union. We anticipate that we will need to identify, attract, train and retain other highly skilled personnel to pursue our development program. Hiring for such personnel is competitive, and there can be no assurance that we will be able to retain our key employees or attract, assimilate or retain the qualified personnel necessary for the development of our business.

Risks Associated with Our Business

You should carefully consider the risk factors discussed below, which are all of the risks currently known to us, together with all of the other information included in this registration statement. Our business, financial condition, results of operations or prospects could be negatively affected by any of the following risks.

We currently have a working capital deficiency and will need to raise additional capital to operate our business.

To date, we have generated no product revenues, yet we have had operating and capital expenditures to in-license and begin development of INNO-105, INNO-305 and INNO-406. As a result of these expenses and lack of revenue, at December 2005, we had a working capital deficiency of $4,039,229. Until, and unless, we receive approval from the FDA or foreign regulatory authorities for our product candidates, we cannot sell our drugs and will not have product revenues. Currently, our only product candidates are INNO-105, INNO-305 and INNO-406 and none are approved by the FDA or any foreign regulatory authority for sale. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from cash on hand. We will need to seek additional sources of financing for our operations, including the continued development of INNO-105 and the development of our recently acquired compounds, INNO-305 and INNO-406, which might not be available on favorable terms, if at all. As a result of our financial position, we have received a “going concern” opinion from our auditors, which is included in our financial statements in this registration statement. If we do not succeed in raising additional funds on acceptable terms, we might be unable to complete planned pre-clinical and clinical trials or obtain approval of any product candidates from the FDA or any foreign regulatory authorities. In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts and forego attractive business opportunities. Any additional sources of financing will likely involve the issuance of our equity securities, which would have a dilutive effect on our then current stockholders.

We are not currently profitable and might never become profitable.

We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we might never achieve or maintain profitability. Our research and development costs from inception to December 31, 2005 have totaled $3,796,981. At December 31, 2005, we had an accumulated deficit of $6,053,280 and had a net loss of $5,678,939 for the year ended December 31, 2005. We also expect to continue to incur significant operating and capital expenditures, including research and development costs for INNO-105, INNO-305 and INNO-406, and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	continue to undertake pre-clinical development and clinical trials for INNO-105 and begin to undertake development of INNO-305 and INNO-406 and any possible future product candidates;

•	seek regulatory approvals for INNO-105, INNO-305 and INNO-406 and possible future product candidates;

•	implement additional internal systems and infrastructure; and

•	hire additional personnel.

We also expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We might not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact our operations. We expect to incur substantial losses for the foreseeable future and might never become profitable.

We have a limited operating history upon which to base an investment decision.

We are a development stage company and have not demonstrated our ability to perform the functions necessary for the successful commercialization of any product candidates. The successful commercialization of any product candidates will require us to perform a variety of functions, including:

•	continuing to undertake pre-clinical development and clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products; and

•	conducting sales and marketing activities.

Our operations to date have been limited to organizing and staffing our company, acquiring, developing and securing the proprietary technology for, and undertaking pre-clinical trials and preparing for clinical trials of, our current product candidates INNO-105, INNO-305 and INNO-406. These operations provide a limited basis for our stockholders and prospective investors to assess our ability to commercialize INNO-105 or INNO-305 or INNO-406, both of which we only recently acquired, or any future product candidate and the advisability of investing in our securities.

We might not obtain the necessary U.S. or worldwide regulatory approvals to commercialize INNO-105, INNO-305, INNO-406 or any future product candidate.

We cannot assure you that we will receive the approvals necessary to commercialize and sell our current product candidates, INNO-105, INNO-305 or INNO-406 or any product candidate we acquire or develop in the future. We will need FDA approval to commercialize any product candidate in the U.S. and approvals from the equivalent regulatory authorities in foreign jurisdictions to commercialize any product candidate in those jurisdictions. In order to obtain FDA approval of any product candidate, we must submit to the FDA an NDA demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses, including INNO-105, INNO-305 or INNO-406.

Even if we comply with all FDA requests, the FDA may ultimately reject any of our NDAs. We cannot be sure that we will ever obtain regulatory clearance for our current product candidates INNO-105, INNO-305 or INNO-406 or any other product. Failure to obtain FDA approval of our product candidates will severely undermine our business by leaving us without a saleable product, and therefore without any source of revenues, until another product candidate can be developed. There is no guarantee that we will ever be able to develop or acquire another product candidate.

In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize any drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize any product candidate for sale outside the United States.

Delays in the regulatory approval process might harm our ability to commercialize any product candidate.

The FDA has substantial discretion in the drug approval process and may require us to conduct additional pre-clinical and clinical testing or to perform post-marketing studies for INNO-105, INNO-305 or INNO-406 or any product candidate we acquire or develop in the future. The approval process might also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals might:

•	delay commercialization of, and our ability to derive product revenues from, any product candidate;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we might otherwise enjoy if competing products are able to be marketed before our products.

Delays in the regulatory approval process in foreign jurisdictions could have the same negative impact on our drug commercialization plans in those jurisdictions.

Our current product candidates are in the early stage of clinical trials or are still in pre-clinical trials.

Our current product candidates, INNO-105, INNO-305 and INNO-406, are in an early stage of development and require extensive pre-clinical and clinical testing. That testing might show that these compounds have no or little efficacy. Even if pre-clinical or clinical trials for these compounds are positive, we cannot predict with any certainty if or when we might submit an NDA for regulatory approval of any of them or whether such an NDA will be accepted. Failure to submit or receive approval of an NDA for INNO-105, INNO-305 or INNO-406 or any other product candidate we might acquire will severely undermine our business by leaving us without a saleable product, and therefore without any source of revenues, until another product candidate can be developed. Delays in the approval of an NDA could:

•	delay commercialization of, and our ability to derive product revenues from, any product candidate;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we might otherwise enjoy if competing products are able to be marketed before our products.

INNO-105 was allowed for an IND on September 29, 2005. The Phase I study for it began in November 2005. Our expectations for INNO-105 are based on pre-clinical studies conducted on animals and on a Phase I study in a very limited number of human patients with pancreatic cancer. As a result, we have very limited safety or efficacy data on INNO-105, which might not be indicative of results we will encounter in our planned Phase I clinical trial. We cannot determine whether the prior pre-clinical studies and prior Phase I clinical trials are predictive of clinical safety or efficacy of INNO-105. These same risks are true for our planned development of INNO-305 and INNO-406.

Clinical trials are very expensive, time-consuming and difficult to design and implement.

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time consuming. We estimate that clinical trials of our product candidate will take at least several years to complete. Further, failure can occur at any stage of the trials, and we could encounter problems that could delay or cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials, including those for INNO-105, INNO-305 and INNO-406 or any future compound might be delayed by several factors, including:

•	unforeseen safety issues;

•	determination of dosing issues;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment; and

•	inability or unwillingness of medical investigators to follow our clinical protocols.

In addition, we or the FDA might suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our IND submissions or the conduct of those trials. Therefore, we cannot predict with any certainty the schedule for future clinical trials.

The results of our clinical trials might not support our product candidate claims.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product candidate claims. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and might delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues. In addition, our Phase I clinical trial for INNO-105 involves, and future trials for INNO-105 and our other product candidates might involve, a small number of patients. Because of the small sample size, the results of these clinical trials might not be indicative of future results.

Physicians and patients might not accept and use our drugs.

Even if the FDA approves our current product candidates, INNO-105, INNO-305 and INNO-406, physicians and patients might not accept and use them or any other product we develop. Acceptance and use of our products will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drug;

•	cost-effectiveness of our product relative to competing products;

•	availability of reimbursement for our product from government or other healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because we expect sales of our product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of these drugs to find market acceptance would harm our business and could require us to seek additional financing.

Our drug development program depends upon third-party researchers who are outside our control.

We depend upon independent investigators and collaborators, such as universities, medical institutions and clinical research organizations, to conduct our pre-clinical and clinical trials under agreements with us. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators might not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators might also have relationships with other commercial entities, some of whom might compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

We will rely exclusively on third parties to formulate and manufacture our product candidates.

We have no experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. We have contracted with a third-party manufacturer to manufacture, supply, store and distribute INNO-105 supplies for our Phase I clinical trials. We are negotiating with suppliers to provide us with supplies of INNO-305 and INNO-406 for their respective Phase I trials. We currently have no contract for product supply for our planned future clinical trials for INNO-105 or, if testing is successful and commercialization is approved by the FDA, the commercial scale manufacture of INNO-105, nor do we have such arrangements for INNO-305 or INNO-406. If INNO-105, INNO-305, INNO-406 or any other product candidate we might develop or acquire in the future, receives FDA approval, we will rely on one or more third-party contractors to manufacture our products. Our reliance on third-party manufacturers exposes us to the following risks:

•
We might be unable to identify manufacturers on commercially reasonable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical needs and commercial needs, if any.

•
Our future contract manufacturers might not perform as agreed or might not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•
Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the Drug Enforcement Administration, and corresponding state and foreign agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards.

•	If any third-party manufacturer makes improvements in the manufacturing process for our products, we might not own, or might have to share, the intellectual property rights to the innovation.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues. Any of these events could impair our earnings and financial condition.

We have no experience selling, marketing or distributing products and no internal capability to do so.

We currently have no sales, marketing or distribution capabilities. We do not anticipate having the resources in the foreseeable future to allocate to the sales and marketing of our proposed products. Our future success will depend, in part, on our ability to enter into and maintain collaborative relationships for such capabilities, the collaborator’s strategic interest in the products under development and such collaborator’s ability to successfully market and sell any such products. We intend to pursue collaborative arrangements regarding the sales and marketing of our products. There can be no assurance, however, that we will be able to establish or maintain such collaborative arrangements, or if able to do so, that they will have effective sales forces. To the extent that we decide not to, or are unable to, enter into collaborative arrangements with respect to the sales and marketing of our proposed products, significant capital expenditures, management resources and time will be required to establish and develop an in-house marketing and sales force with technical expertise. There can also be no assurance that we will be able to establish or maintain relationships with third-party collaborators or develop in-house sales and distribution capabilities. To the extent that we depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful. In addition, there can also be no assurance that we will be able to market and sell our products in the United States or overseas.

If we cannot compete successfully for market share against other drug companies, we might not achieve sufficient product revenues and our business will suffer.

The market for each of our current product candidates INNO-105, INNO-305 and INNO-406, as for most drugs, is characterized by intense competition and rapid technological advances. If INNO-105 or any other product candidate receives FDA approval, it will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. The most significant competitors for INNO-105 are Genentech, Bristol-Myers Squibb and Sanofi-Aventis, each of which is developing a cancer cell inhibiting therapy. Cell Genesys is developing a vaccine for acute leukemia that may be competitive with INNO-305. Novartis and Bristol-Meyers Squibb are each developing a treatment for chronic myelogenous leukemia that may be competitive with INNO-406. These or other future competing products might provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or might offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we might not achieve sufficient product revenues and our business will suffer.

We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have oncology compounds already approved or in development. As noted above, Genentech, Bristol-Myers Squibb and Sanofi-Aventis are each developing a cancer cell inhibiting therapy that would compete with INNO-105. Cell Genesys is developing a vaccine for acute leukemia that would compete with INNO-305. Novartis and Bristol-Meyers Squibb are each developing a treatment for chronic myelogenous leukemia that would compete with INNO-406. These competitors, either alone or together with their collaborative partners, operate larger research and development programs or have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking pre-clinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

We might not be able to compete successfully with these entities due to our limited operating history and limited resources.

Developments by competitors might render our products or technologies obsolete or non-competitive.

Companies that currently sell both generic and proprietary compounds for the treatment of cancer and related diseases include but are not limited to Amgen, Sanofi-Aventis, Bristol-Myers Squibb, Genentech, Eli Lilly, Johnson & Johnson and Pharmion. Alternative technologies are being developed to treat cancer and related diseases by numerous companies including Bristol-Myers Squibb, MGI Pharma, Merck and Genentech, several of which are in advanced clinical trials. There also are cancer tumor inhibiting therapies that are in the late stage of development, and that are being developed by larger established companies: Alimta (Eli Lilly), Avastin (Genentech), Eloxatin (Sanofi-Aventis), Erbitux (Bristol-Myers Squibb and Imclone Systems) and Tarceva (Genentech). Cell Genesys is developing a vaccine for acute leukemia. Novartis and Bristol-Meyers Squibb are each developing a treatment for chronic myelogenous leukemia that would compete with INNO-406. In addition, companies pursuing different but related fields represent substantial competition. Any of these competing therapies could prove to be more effective than INNO-105, INNO-305 or INNO-406 or any future therapy of ours. In addition, many of these organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures or other collaborations. Any or all of these competitors might inhibit or prevent entirely the successful commercialization of our products.

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

We currently hold exclusive patent rights, including rights under U.S. patents and U.S. patent applications as well as rights under foreign patents and patent applications on INNO-105, INNO-305 and INNO-406. However, we cannot predict for INNO-105, INNO-305, INNO-406 or any other proprietary property we might acquire:

•	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	if and when patents will issue;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•	whether we will need to initiate litigation or administrative proceedings to protect or defend other intellectual property rights which might be costly whether we win or lose.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents might be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, it is our policy to require all of our employees, consultants, advisors and contractors to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements might not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

If we infringe the rights of third parties we could be prevented from selling products, forced to pay damages, and defend against litigation.

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we might have to:

•	obtain licenses, which might not be available on commercially reasonable terms, if at all;

•	abandon an infringing drug candidate;

•	redesign our products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others;

•	pay damages; or

•	defend litigation or administrative proceedings that might be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

Any of these events could substantially harm our earnings, financial condition and operations.

Our ability to generate product revenues will be diminished if our drugs sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement.

Our ability to commercialize our drugs, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

•	government and health administration authorities;

•	private health maintenance organizations and health insurers; and

•	other healthcare payers.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payers, including Medicare, are challenging the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if our product candidates are approved by the FDA, insurance coverage might not be available, and reimbursement levels might be inadequate, to cover our drugs. If government and other healthcare payers do not provide adequate coverage and reimbursement levels for our product, once approved, it might inhibit or prevent market acceptance of such product.

We might not successfully manage our growth.

Our success will depend upon the expansion of our operations to develop INNO-105, INNO-305 and INNO-406 and to obtain and develop other product candidates. Our success also will depend on the effective management of our growth, which will place a significant strain on our management and on our limited administrative, operational and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed.

We might be exposed to liability claims associated with the use of hazardous materials and chemicals.

Our research and development activities might involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely affect our business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products might require us to incur substantial compliance costs that could materially adversely affect our business, financial condition and results of operations.

We rely on key executive officers and scientific and medical advisors, and their knowledge of our business and technical expertise would be difficult to replace.

We are highly dependent on our executive officers and scientific and medical advisors because of their expertise and experience in drug development. We do not have “key person” life insurance policies for any of our officers. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

If we are unable to hire additional qualified personnel, our ability to grow our business might be harmed.

We will need to hire additional qualified personnel with expertise in pre-clinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. Attracting and retaining qualified personnel will be critical to our success. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals is intense, and we cannot be certain that our search for such personnel will be successful, especially given our limited operating history and limited resources.

We might incur substantial liabilities and might be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we might incur substantial liabilities or be required to limit commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of our products. While we carry clinical trial insurance that includes product liability insurance, the coverage might not be sufficient to cover any claims. We intend all our agreements with our collaborators to indemnify us for their errors and omissions. However, we might not be able to obtain such contractual protection. Even if our agreements with any future collaborators entitle us to indemnification against losses, such indemnification might not be available or adequate should any claim arise.

There are certain interlocking relationships among our company and affiliates of Paramount Biocapital, Inc. (“Paramount”) that might present potential conflicts of interest.

Lindsay A. Rosenwald, M.D., is the Chairman and CEO of Paramount as well as the Chairman and sole and managing member of Paramount BioCapital Investments, LLC (“PBI”). Trusts for the benefit of Dr. Rosenwald and his family are substantial shareholders of our company. Dr. Michael Weiser, a director of our company, Stephen C. Rocamboli, a director and the Secretary of our company, and John Knox, our Treasurer, are all employees of Paramount and PBI. In connection with our June 28, 2005 note offering, we entered into an exclusive introduction agreement with Paramount dated as of May 17, 2005, as amended on May 23, 2005, pursuant to which we paid Paramount for its services compensation in the form of cash commissions and a warrant to purchase a number of shares of our common stock. We also reimbursed Paramount for expenses (including legal fees) incurred in connection with the offering and agreed to indemnify Paramount against certain liabilities, including liabilities under the Securities Act. We also have agreed to pay to Paramount a commission on sales by us of securities during the 12-month period subsequent to June 28, 2005 (other than in a public offering) to the purchasers of notes who were introduced to us by Paramount. We also granted Paramount the right of first refusal to act as exclusive finder, placement agent or other similar agent in relation to any securities offerings on our behalf during the 36-month period following June 28, 2005.

As of March 22, 2006, PBI had loaned us an aggregate principal amount of $3,407,000 pursuant to a future advance promissory note dated June 21, 2004. Amounts outstanding under the note bear interest at 5% per annum. The loan matures on the earlier of two years from issuance or if certain financing events occur.

As a result of his significant direct and indirect stock ownership in our company, the board and officer representation of Paramount in our company, our financing transactions with Paramount, and our need for additional financing in the near future, Dr. Rosenwald or Paramount might be able to exert substantial influence over us. As a result of these relationships, we might enter into transactions with Paramount or related entities that might not be in the best interests of all stockholders, or on terms that might not be as favorable as third-party transactions.

Lastly, Paramount comes across many pharmaceutical product candidates in the ordinary course of its business. None of Paramount, Dr. Rosenwald, Dr. Weiser, Mr. Rocamboli or Mr. Knox is obligated pursuant to any agreement or understanding with us to make any additional products or technologies of which they might be aware available to us, nor can there be any assurance that any biomedical or pharmaceutical products or technologies identified in the future by those individuals or their affiliates will be made available to us.  In addition, certain of our current officers and directors, as well as officers or directors that may be hereafter appointed, may from time to time serve as officers or directors of other biopharmaceutical or biotechnology companies.  There can be no assurance that such other companies will not have interests in conflict with our own.

We are controlled by our current officers, directors, principal stockholders and their affiliates.

Our directors, executive officers and two of our principal stockholders, Lindsay A. Rosenwald, M.D. and Jason Stein, beneficially owned approximately 41% of our outstanding shares of common stock at March 31, 2006. Dr. Rosenwald and Dr. Stein are officers or employees of Paramount and PBI or their affiliated companies. At March 31, 2006, two of our three directors and two of our five executive officers were employees of Paramount or PBI. In addition, trusts established for the benefit of Dr. Rosenwald and his family, owned approximately 29.5% in the aggregate of our outstanding common stock at March 31, 2006, although Dr. Rosenwald disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a-1(a)(2) promulgated under the Securities Exchange Act of 1934, as amended) that he may have in these trusts. Accordingly, our executive officers, directors, Dr. Rosenwald and Dr. Stein will have the ability to exert substantial influence over the election of our Board of Directors and the outcome of issues submitted to our common stockholders, including an amendment to our Certificate of Incorporation and a merger or acquisition or a sale of substantially all of our assets. These stockholders might make decisions that are adverse to those of our other stockholders. In addition, these stockholders could negotiate the terms of any transaction we might undertake with any of their affiliates, such as Paramount or PBI, which transaction might be on terms less favorable than could be available from third parties.

There is not now and there might not ever be a market for our common stock.

There is no active market for our common stock and no market is expected to develop in the foreseeable future for the common stock. As a result, you might not be able to readily sell any shares of our common stock that you own. In addition, there will be no publicly available means to value our common stock.

We have never paid dividends.

We have never paid dividends on our common stock and do not anticipate paying any dividends for the foreseeable future. Consequently, any return on an investment in our common stock in the foreseeable future will have to come from an increase in the value of the stock itself. As noted above, the lack of a market for our common stock will make it difficult to value and sell our stock.

Item 2. Financial Information.

Selected Financial Data

The table that follows sets forth certain financial data of our company. We derived the summary financial data as of December 31, 2004 and December 31, 2005 and data for the year ended December 31, 2005 and the period from March 24, 2004 (inception) to December 31, 2004 from our audited financial statements included elsewhere in this registration statement.

	Year ended December 31, 2005	Period from March 24, 2004 (inception) to December 31, 2004
Statement of Operations Data:
Operating expenses:
Research and development	$3,628,390	$168,591
General and administrative	1,656,193	199,966

Total operating expenses	$5,284,583	$368,557

Operating loss	$(5,284,583)	$(368,557)
Interest expense (including amortization of debt issuance costs and revaluation of warrant liability)	(410,573)	(5,784)
Interest income	16,217	--

Net loss	$(5,678,939)	$(374,341)

Basic and diluted net loss per share	$(1.83)	$(0.12)

Shares used to compute basic and diluted net loss per share	3,107,338	3,002,100

	At December 31, 2005	At December 31, 2004
Balance Sheet Data:
Cash	$133,594	$22,734
Working capital (deficiency)	$(4,039,229)	$(27,445)
Total assets	$500,305	$31,622
Deficit accumulated during the development stage	$(6,053,280)	$(374,341)
Total stockholders’ deficiency	$(5,133,851)	$(374,341)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is presented to assist in understanding our financial condition and results of operations for the period from March 24, 2004 (inception) to December 31, 2004 and the year ended December 31, 2005. This discussion contains predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risks Associated with Our Business” and elsewhere in this registration statement. These risks could cause our actual results to differ materially from those anticipated in these forward-looking statements.

Overview

Since our inception in March 2004, we have focused our efforts and resources primarily on acquiring and developing our current pharmaceutical technologies, INNO-105, INNO-305 and INNO-406, raising capital and recruiting personnel. We are actively pursuing the acquisition of other pharmaceutical products for development. We are a development stage company and have no product sales to date and we will not receive any product sales until we receive approval from the FDA or equivalent foreign regulatory authorities to begin selling our pharmaceutical candidates. Assuming we do not encounter any unforeseen safety issues during the course of developing our product candidates, we do not expect to complete the development of INNO-406 until the first half of 2008, INNO-305 until the first half of 2009 or INNO-105 until the second half of 2009. Drug development is an expensive effort, and the expenses related to the research and development of our current candidates, INNO-105, INNO-305 and INNO-406, will be significant from now through their anticipated approval. To the extent we are successful in acquiring additional product candidates for our development pipeline, our need to finance further research and development will continue to increase. Accordingly, our success will depend not only on the safety and efficacy of our product candidates, but also on our ability to finance the development of the products. Through December 31, 2005, our major source of working capital has been proceeds from a private sale in June 2005 of our senior convertible promissory notes.

Need for Operating Funds

To date, we have not generated any revenues from operations. At December 31, 2005, we had cash on hand of $133,594. We expect to continue to incur losses for the foreseeable future. As a result of our financial position, we have received a “going concern” opinion from our auditors. We will need additional equity or debt financing or will need to generate revenue from the licensing of our product candidates or by entering into strategic alliances to be able to sustain our operations until we can achieve profitability and positive cash flows.

Lack of Revenue

We had not generated any revenue from any source through December 31, 2005 and we do not expect to generate revenue within the foreseeable future. We might never be able to generate revenue. None of our existing product candidates is expected to be commercially available until 2008 at the earliest, if at all.

General and Administrative Expense

General and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, recruitment expenses for such personnel, consulting and professional fees and other corporate expenses, including general legal expenses.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. Our significant accounting policies are more fully described in Note 1 to the financial statements included in this registration statement. The following accounting policies are critical to fully understanding and evaluating our financial results.

Research and Development Expense

Research and development expenses consist primarily of costs associated with determining feasibility, licensing and pre-clinical and clinical testing of our licensed pharmaceutical candidates. These costs include fees paid to consultants and outside service providers for drug manufacture and development, legal expenses and other expenses. We expense our research and development costs as they are incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements as well as the reported revenue and expenses during the reporting periods. On an ongoing basis, management evaluates their estimates and judgments. Management bases estimates on historical experience and on various other factors that they believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results might differ from these estimates under different assumptions or conditions.

Accounting for Stock-Based Compensation

We account for restricted common stock issued to our employees using the fair value method of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation and Related Interpretations,” or SFAS 123. SFAS 123 defines the fair value based method of accounting for employee stock options or similar equity instruments. In determining the fair value of the shares of restricted stock we issued in 2005, we considered, among other factors, (1) the advancement of our technology, (2) our financial position and (3) the fair value of our common stock as determined in arm’s-length transactions. Our results include non-cash compensation expense as a result of the issuance of the restricted common stock utilizing this method. We expect to record additional non-cash compensation expense in the future, which might be significant, particularly if our stock price increases.

We account for stock options granted to non-employees on a fair value basis in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” Any options issued to non-employees are recorded in the financial statements using the fair value method and then amortized to expense over the applicable service periods. As a result, the non-cash charge to operations for non-employee options with vesting or other performance criteria is affected each reporting period by changes in the fair value of the options.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board, or FASB, issued revised SFAS No. 123 with SFAS No. 123R, “Share-Based Payment,” or SFAS No. 123R. This standard eliminates the ability to account for share-based compensation transactions with employees using the intrinsic value-based method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and requires instead that such transactions be accounted for using a fair-value--based method. SFAS No. 123R is effective for us for financial statements issued for the first quarter of 2006. We currently account for our stock-based compensation in accordance with SFAS No. 123 and therefore this pronouncement will not have a material impact, if any, on our financial position or results of operations.

Results of Operations

Year Ended December 31, 2005 Compared to Period from March 24, 2004 (Inception) to December 31, 2004

General and administrative expense. For the year ended December 31, 2005, general and administrative expense was $1,656,193, which consisted primarily of payroll expense of approximately $694,000, recruiting fees of $115,000, professional fees of $266,000, rent expense of $157,000 and relocation expense of $72,000. Payroll expense, recruiting expense and relocation fees were related to the hiring of our head of Business Development in March 2005 and Chief Medical Officer in April 2005. We entered into an office lease in March 2005. For the period from inception to December 31, 2004, general and administrative expense was $199,966, which consisted mainly of payroll expense of approximately $170,000 and $30,000 of general expenses related to starting our company.

Research and development expense. For the year ended December 31, 2005, research and development expense was $3,628,390, which consisted primarily of a $750,000 license fee paid to Penn State in March 2005 to acquire the rights to INNO-105, $802,000 of research and development costs related to INNO-105, a $200,000 license fee paid to Memorial Sloan Kettering Cancer Center to acquire the rights to INNO-305 and a $1,492,000 license fee (consisting of a cash payment of $600,000 and the issuance of 400,000 shares of our common stock) paid to Nippon Shinyaku to acquire the rights to INNO-406. For the period from inception to December 31, 2004, research and development expense was $168,591, consisting mainly of a $100,000 lock up fee paid to Penn State in September 2004, and $69,000 of related patent due diligence expense.

Interest expense. For the year ended December 31, 2005, interest expense was $410,573, which consisted of $67,000 related to the future advance promissory note issued to PBI in June 2004, $56,404 related to the issuance of the 5% senior convertible notes in June 2005 and amortization of $123,672 of debt issuance costs and $178,626 of debt discount for the year ended December 31, 2005. For the period from inception to December 31, 2004, interest expense was $5,784, related to the future advance promissory note issued to PBI in June 2004.

Net loss. Net loss for the year ended December 31, 2005 was $6,053,280 and $374,341 for the period from inception to December 31, 2004. The net loss the year ended December 31, 2005 was attributable to the acquisition and research related to INNO-105 and the acquisition of INNO-305 and INNO-406. The net loss for the period from inception to December 31, 2004 was attributable to the acquisition and research and development related to INNO-105.

Liquidity and Capital Resources

From inception to December 31, 2005, we have incurred an aggregate net loss of $6,053,280, primarily as a result of expenses incurred through a combination of acquisition costs related to INNO-105, INNO-305 and INNO-406, research and development activities related to INNO-105 and expenses supporting those activities.

Under the terms of our license agreement with PSRF for INNO-105, we will be obligated to make 10 milestone payments in the aggregate amount of $26,750,000 to PSRF if we achieve all of those clinical and regulatory milestones. We also must pay $100,000 a year to the Pennsylvania State University College of Medicine pursuant to a sponsored research agreement that runs for the term of the PSRF license agreement. In addition, we may be obligated to pay to SKI an annual license maintenance fee of $100,000 beginning on the first anniversary of the license agreement for INNO-305, which will be December 15, 2006, and ending on the first commercial sale of INNO-305; we are not required to pay this fee in any year in which we make a milestone payment under the agreement. In the event we achieve certain milestones in connection with the development of INNO-305 and INNO-406, we will be obligated to make clinical and regulatory milestone payments in the aggregate amount of $6,600,000 for INNO-305 and $13,350,000 for INNO-406, pursuant to the terms of their respective license agreements. We intend to fund these payments by raising capital, which will be dependent on the success of our testing of INNO-105, INNO-305 and INNO-406 and any other technologies we might acquire at each stage.

We have financed our operations since inception through debt financing. From inception through December 31, 2005, we had a net increase in cash of $133,594. This increase primarily resulted from net cash provided by financing activities of $3,689,291, of which $2,249,984 was derived from the sale of our senior convertible promissory notes in June 2005. The increase in cash provided by financing activities was offset by net cash used in operating activities of $3,479,305 and net cash used in investing activities of $76,392 for the period from inception to December 31, 2005. We will continue to fund operations from cash on hand and borrowings.

The significant operating and capital expenditures for product licensing and development for INNO-105, INNO-305 and INNO-406 and any future products, including pre-clinical trials and FDA-approved clinical trials, will require additional funding. Our continued operations will depend on whether we are able to raise additional funds through various potential sources, such as equity and debt financing. Such additional funds might not be available on acceptable terms, if at all, and there can be no assurance that any additional funding that we do obtain will be sufficient to meet our needs in the long term. We will consider raising additional funds through all viable means, including one or more private placements of common stock, preferred stock or debt or a combination thereof. We can give no assurances that any additional capital that we are able to obtain will be sufficient to meet our needs, including any milestone payments.

We will need to raise additional financing to fund our operations during 2006. We will need additional financing thereafter until we can achieve profitability, if ever.

Contractual Obligations and Commitments

The following chart sets forth our contractual obligations and commitments as of December 31, 2005.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	$2,306,388	$2,306,388	-	-	-
Operating Lease Obligations	1,429,392	209,988	629,964	589,440	-
Other Long Term Liabilities and Obligations	2,920,053	473,284	1,746,769	300,000	400,000
Total	$6,655,833	$2,989,660	$2,376,733	$889,440	$400,000

License Agreements

In the event we achieve certain milestones in connection with the development of INNO-105, we will be obligated to make clinical and regulatory milestone payments in the aggregate amount of $26,750,000 to PSRF in accordance with the terms of our license agreement. In the event we achieve certain milestones in connection with the development of INNO-305 and INNO-406, we will be obligated to make clinical and regulatory milestone payments in the aggregate amount of $6,600,000 for INNO-305 and $13,350,000 for INNO-406. The same is expected to be true for any future drug candidates we might acquire. The development of pharmaceutical product candidates is subject to numerous risks and uncertainties, including, without limitation, the following:

•	risk of delays in or discontinuation of development from lack of financing;

•	our inability to obtain necessary regulatory approvals to market the products;

•	unforeseen safety issues relating to the products; and

•	dependence on third party collaborators to conduct research and development of the products.

Additionally, on a historical basis, approximately 11% of all product candidates that enter human clinical trials are eventually approved for sale. Accordingly, we cannot state that it is reasonably likely that we will be obligated to make any milestone payments under our current or any future license agreement.

Under our license agreement for INNO-105, we will be obligated to make a cash milestone payment upon the first dosing of a patient in the Phase II study, should that study begin. We have additional milestones payment obligations upon the achievement of other clinical as well as regulatory milestones. If we meet all of the milestones, we must pay an aggregate of $26,750,000. We also are obligated during the term of the PSRF license agreement to fund an annual $100,000 sponsored research payment to the Pennsylvania State University College of Medicine. In addition, we may be obligated to pay to SKI an annual license maintenance fee of $100,000 beginning on the first anniversary of the license agreement for INNO-305, which will be December 15, 2006, and ending on the first commercial sale of INNO-305; we are not required to pay this fee in any year in which we make a milestone payment under the agreement. In the event we achieve certain milestones in connection with the development of INNO-305 and INNO-406, we will be obligated to make clinical and regulatory milestone payments in the aggregate amount of $6,600,000 for INNO-305 and $13,350,000 for INNO-406, pursuant to the terms of their respective license agreements.

Current and Future Financing Needs

We have incurred negative cash flow from operations since we started our business. We have spent, and expect to continue to spend, substantial amounts in connection with implementing our business strategy, including our planned product development efforts, our clinical trials, and our research and discovery efforts. We will need to raise additional financing to fund our operations during 2006.

However, the actual amount of funds we will need to operate is subject to many factors, some of which might be beyond our control. These factors include the following:

•	the progress of our research activities;

•	the number and scope of our research programs;

•	the progress of our pre-clinical and clinical development activities;

•	our ability to maintain current research and development programs and to establish new research and development and licensing arrangements;

•	our ability to achieve our milestones under licensing arrangements;

•	opportunities to sub-license our existing compounds to others;

•	the costs involved in prosecuting and enforcing patent claims and other intellectual property rights; and

•	the costs and timing of regulatory approvals.

We have based our estimate on assumptions that might prove to be incorrect. We might need to obtain additional funds sooner or in greater amounts than we currently anticipate. Potential sources of financing include strategic relationships, public or private sales of equity or debt and other sources. We might seek to access the public or private equity markets when conditions are favorable due to our long-term capital requirements. We do not have any committed sources of financing at this time, and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us, or at all. If we raise funds by selling additional shares of common stock or other securities convertible into common stock, the ownership interest of our existing stockholders will be diluted. If we are not able to obtain financing when needed, we might not be able to carry out our business plan. As a result, we might have to significantly limit or terminate our operations and our business, financial condition and results of operations would be materially harmed.

Plan of Operation

Our plan of operation for 2006 is to continue implementing our business strategy, including the clinical development of our lead compound, INNO-105, and pre-clinical and clinical development of INNO-305 and INNO-406. We also are actively exploring the feasibility of other compounds and intend to expand our drug candidate portfolio by acquiring additional drug technologies for development. We expect our principal expenditures through December 31, 2006 to include:

•	operating expenses, including general and administrative and business development expenses; and

•
product development expenses, including the costs incurred with respect to applications for and implementation of our clinical trials for INNO-105 and pre-clinical and clinical trials for INNO-305 and INNO-406.

As part of our planned expansion, we anticipate hiring additional scientific and administrative staff if and when we license an additional product candidate. In addition, we intend to use third parties to perform our clinical studies and manufacturing for any newly acquired product candidates.

Research and Development Projects

Phase I clinical trials for INNO-105, which began in November 2005, will involve an estimated 24 patients. The primary purposes for this study are to evaluate the safety of INNO-105 when administered intravenously to patients with solid tumors and who have failed curative or survival prolonging therapy or for whom no such therapies exist, establish the maximum tolerated dose, and identify dose limiting toxicities.

We intend to conduct a Phase I clinical study of INNO-305 to determine safety and efficacy. This study is expected to begin in the second quarter of 2006.

We plan to conduct a Phase I clinical study of INNO-406 to determine safety, toxicology and efficacy. We expect to begin this study in the third quarter of 2006.

Since our business does not generate any cash flow, however, we will need to raise additional capital to continue development of INNO-105, INNO-305 and INNO-406, as well as any other compound we might acquire. We expect to raise such additional capital by either borrowing money or by selling shares of our capital stock. To the extent additional capital is not available when we need it, we may be forced to sublicense our rights to INNO-105, INNO-305 or INNO-406 or abandon our development efforts altogether, any of which would have a material adverse effect on the prospects of our business. Further, our assumptions relating to the expected costs of development and timeframe for completion are dependent on numerous factors other than available financing, including unforeseen safety issues, lack of effectiveness, and significant unforeseen delays in the clinical trial and regulatory approval process, any of which could be extremely costly.

Off-Balance Sheet Arrangements

At December 31, 2005, we did not have any off-balance sheet arrangements.

Qualitative and Quantitative Disclosure About Market Risk

Due to the nature of our short-term investments and our lack of material debt, we have concluded that we face no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

Subsequent Events

As of March 22, 2006, we received $1,660,000 under the future advance promissory note issued to PBI to fund the acquisitions of INNO-305 and INNO-406.

Item 3. Properties.

We sublease approximately 5,526 square feet of office space at 555 Madison Avenue, New York, New York. This lease currently requires us to make monthly payments of approximately $17,499, subject to increase to $18,420 in the sixth year of the lease. The lease expires August 30, 2012. We do not own any real property. We believe that our existing facilities are adequate to meet our needs for the foreseeable future.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The table below sets forth information regarding the beneficial ownership of our common stock as of March 31, 2006 for the following: (i) each person or entity who owns beneficially 5% or greater of the shares of our outstanding common stock, (ii) each of our directors and executive officers and (iii) all directors and executive officers as a group.

Each stockholder’s percentage ownership in the following table is based on 3,560,000 shares of common stock issued and outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to beneficially own a share of our common stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option or other right or the conversion or any other security.

Unless otherwise indicated the mailing address of each of the stockholders below is c/o Innovive Pharmaceuticals, Inc., 555 Madison Avenue, 25th Floor, New York, New York 10022. Except as indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Nippon Shinyaku Co., Ltd. (1) Licensing & Business Development Dept. Nippon Shinyaku Co., Ltd. 14, Nishinosho-monguchi-cho Kisshoin, Minami-ku, Kyoto 601-8550, Japan	400,000	11.2%

Lindsay A. Rosenwald, M.D. c/o Paramount BioCapital Investments, LLC 787 Seventh Avenue, 48th Floor New York, New York 10019	333,925	9.38%

Lester Lipschutz(2) c/o Wolf Block Schorr and Solis Cohen 1650 Arch Street Philadelphia, Pennsylvania 19103	1,051,245	29.5%

Jason Stein, M.D. c/o Paramount BioCapital Investments, LLC 787 Seventh Avenue, 48th Floor New York, New York 10019	192,385	5.4%

Steven Kelly(3)	158,000	4.4%

Adam Craig, M.D., Ph.D.(4)	31,580	0.9%

Eric Poma, Ph.D(5)	21,053	0.6%

Stephen C. Rocamboli c/o Paramount BioCapital Investments, LLC 787 Seventh Avenue, 48th Floor New York, New York 10019	87,756	2.5%

Michael Weiser, M.D., Ph.D. c/o Paramount BioCapital Investments, LLC 787 Seventh Avenue, 48th Floor New York, New York 10019	192,385	5.4%

John Knox c/o Paramount BioCapital Investments, LLC 787 Seventh Avenue, 48th Floor New York, New York 10019	27,484	*

Directors and executive officers as a group (six persons)	518,258	14.6%

* Less than 1%.

(1)
Represents 400,000 shares of common stock issued to Nippon Shinyaku Co., Ltd. as part consideration for the license of INNO-406 and related intellectual property rights. Of these 400,000 shares, 200,000 shares have been deposited into an escrow account and will only be released upon the achievement of a specified milestone relating to the development of INNO-406. In the event that this milestone is not reached, these escrowed shares will be released and delivered to us for cancellation or retention as issued treasury stock.

(2)
Mr. Lipschutz is the investment manager or trustee of four trusts established for the benefit of Dr. Lindsay Rosenwald, three of which own 68,709 shares and one of which owns 185,514 shares of common stock. Mr. Lipschutz also serves as the trustee for the Rosenwald 2000 Family Trust, a trust established for the benefit of Dr. Rosenwald’s children, which owns 659,604 shares of common stock. Mr. Lipschutz might be deemed to beneficially own the shares held by the aforementioned trusts as he has the sole control over the voting and disposition of any shares held by such trust. Dr. Rosenwald disclaims beneficial ownership of these shares except to the extent of any pecuniary interest (as defined in Rule 16a - 1(a)(2) promulgated under the Securities Exchange Act of 1934, as amended) that he may have in the aforementioned trusts.

(3)
Pursuant to the terms of Mr. Kelly’s employment agreement, we will be obligated to issue stock options to Mr. Kelly sufficient to maintain his ownership at 5% of our outstanding common stock on a fully diluted basis, until such time that we shall have raised $10 million through the sale of our equity securities. Does not include options on shares of our common stock that we are obligated to grant to Mr. Kelly pursuant to the foregoing provision.

(4)
Does not include 63,160 restricted shares of common stock, half of which vest on April 7, 2007 and half of which vest on April 7, 2008. Does not include shares of common stock issuable pursuant to a senior secured convertible promissory note purchased in our June 2005 private placement in the principal amount of $48,387 that is convertible into as yet undesignated equity securities of our company or shares of common stock issuable upon the exercise of a warrant to purchase common stock of our company. The amount of common stock underlying the note and the warrant cannot be calculated at this time. See Item 11 of this registration statement.

(5)	Does not include 42,107 restricted shares of common stock, 21,054 of which vest March 6, 2007 and 21,053 of which vest on March 6, 2008.

Item 5. Directors and Executive Officers.

The following table sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Steven Kelly	40	President, Chief Executive Officer and Director
Adam Craig, M.D., Ph.D.	40	Vice President and Chief Medical Officer
Eric Poma, Ph.D.	34	Vice President, Business Development
Stephen C. Rocamboli	34	Secretary and Director
Michael Weiser, M.D., Ph.D.	41	Director
John Knox	36	Treasurer

Steven Kelly - President, Chief Executive Officer and Director. Mr. Kelly joined Innovive in June 2004 as President and Chief Executive Officer. Prior to joining Innovive, from November 2002 to May 2004, Mr. Kelly headed the newly created oncology marketing group for Sanofi-Synthelabo’s U.S. division, where he led the launch of Eloxatin™, a treatment of colorectal cancer. Mr. Kelly joined Sanofi from IDEC Pharmaceuticals where he was employed from September 1996 to October 2002, most recently as Director of Marketing. While at IDEC, Mr. Kelly led the launch of Rituxan® in a co-promotion agreement with Genentech. Rituxan is a treatment for non-Hodgkins lymphoma. Prior to IDEC, Mr. Kelly worked at Amgen from August 1987 to September 1996, where he held various positions, including roles in Epogen® marketing, new products marketing, and manufacturing. Mr. Kelly holds an M.B.A. from Cornell University and a B.S., General Science - Biology and Chemistry, from the University of Oregon.

Adam Craig, M.D., Ph.D. - Vice President and Chief Medical Officer. Dr. Craig joined Innovive in April 2005 as Vice President and Chief Medical Officer. Prior to joining Innovive, from December 2003 to April 2005, Dr. Craig was Medical Director and Vice President, Clinical Development for ArQule, Inc. where he was responsible for establishing a clinical development function and transitioning the organization from a purely bench research company to an integrated development company. Prior to ArQule, Dr. Craig held positions at Ilex Oncology, Inc. from April 2002 to December 2003 and Antisoma, plc from March 2001 to March 2002. Dr. Craig was a Medical Research Council Clinical Research Fellow from January 1998 to February 2001. Dr. Craig received his medical degree in July 1999 and his Ph.D. in Molecular Medicine in June 2001 from The University of Leeds in the United Kingdom.

Eric Poma, Ph.D. - Vice President, Business Development. Dr. Poma joined Innovive in March 2005 as Vice President, Business Development. Prior to joining Innovive, from June 2001 to March 2005, Dr. Poma was the assistant vice president, business development at Imclone Systems. From July 2000 to June 2001, Dr. Poma was a biotechnology analyst at Eagle Growth Asset Management. Dr. Poma received his Ph.D. in Microbiology and Immunology and a B.S., Biology from the University of North Carolina at Chapel Hill. In addition, Dr. Poma holds an M.B.A. from New York University’s Stern School of Business.

Stephen C. Rocamboli - Secretary and Director. Mr. Rocamboli has served as Secretary of our company and as a member of the Board of Directors since its inception. Mr. Rocamboli has been Senior Managing Director and the General Counsel of Paramount and PBI since September 2004. From September 1999 to August 2004, Mr. Rocamboli was the Deputy General Counsel of Paramount and PBI. Mr. Rocamboli also serves as chairman of the board of directors of VioQuest Pharmaceuticals, Inc. (OTCBB:VQPH). In addition, Mr. Rocamboli serves as an officer or director of several other privately held development-stage biotechnology companies. Mr. Rocamboli received his B.A. degree from The State University of New York at Albany, and his law degree from Fordham University School of Law.

John Knox - Treasurer. Mr. Knox has served as Treasurer of Innovive since its inception. Mr. Knox has been Chief Financial Officer of Paramount, PBI and Paramount BioCapital Asset Management, Inc. or (“PBCAM”) since February 2005. From March 1995 to January 2005, Mr. Knox was the Controller of Paramount, PBI and PBCAM. From October 1991 through February 1995, Mr. Knox was an auditor at Eisner LLP (f/k/a Richard A. Eisner & Company, LLP). Mr. Knox received his Bachelors degree in Accounting from Emory University and is a certified public accountant.

Michael Weiser, M.D., Ph.D. - Director.  Dr. Weiser has served on our Board of Directors since its inception. From the inception of our company until June 1, 2004, Dr. Weiser was the President of our company. Dr. Weiser is the Director of Research of PBCAM, a position he has held since July 1998. Dr. Weiser currently serves on the board of directors of Manhattan Pharmaceuticals, Inc. (OTCBB: MHTT), Chelsea Therapeutics, Inc. (OTCBB: CHTP), Hana Biosciences, Inc. (OTCBB: HNAB), VioQuest Pharmaceuticals, Inc. (OTCBB:VQPH) and Ziopharm Oncology, Inc. (OTC: ZIOP), all of which are publicly traded biotechnology companies, and several other privately-held biotechnology companies. Dr. Weiser completed his Ph.D. in Molecular Neurobiology at Cornell University Medical College and received his M.D. from New York University School of Medicine, where he also completed a Postdoctoral Fellowship in the Department of Physiology and Neuroscience.

At this time, we do not have a Chief Financial Officer. John Knox has served and will continue to serve as our Treasurer until we hire a Chief Financial Officer or other principal financial officer. We intend to fill that position in the first quarter of 2006. As a development stage company, we believe this is practical, cost-effective and customary practice. Upon the hiring of a principal financial officer, Mr. Knox will resign as Treasurer. Mr. Knox spends not more than 5% of his time fulfilling his duties as our Treasurer.

We have a scientific advisory board comprised of these members:

Peter Anthony Jones, Ph.D. Dr. Jones is Director of the USC/Norris Comprehensive Cancer Center, Distinguished Professor of Urology, Biochemistry and Molecular Biology, Keck School of Medicine at the University of Southern California and is currently President of the American Association for Cancer Research (AACR). Dr. Jones is a pioneer in the study of DNA methylation in human cancer, a process associated with controlling tumor suppressor genes in a wide variety of tumors.

Edward A. Sausville, M.D., Ph.D. Dr. Sausville is Associate Director for Clinical Research, Greenbaum Cancer Center, University of Maryland. Dr. Sausville has served as associate director of the National Cancer Institute’s Developmental Therapeutics Program, which has played a key role in developing many currently used anti-cancer drugs. He was instrumental in bringing to clinical study, Velcade, the first of a new class of medicines approved for treatment of multiple myeloma.

Daniel D. Von Hoff, M.D. Dr. Von Hoff is Senior Investigator and Head of Translational Research at the Translational Genomics Research Institute’s Translational Drug Development Division and Head, Pancreatic Cancer Research Program in Phoenix, Arizona. He also is Chief Scientific Officer for US Oncology. Dr. Von Hoff and his colleagues were involved in the beginning of the development of many anti-cancer agents including mitoxantrone, fludarabine, paclitaxel, docetaxel, gemcitabine, and CPT-11. He was appointed by the President to the National Cancer Advisory Board. He is past President of the American Association for Cancer Research, a founder of ILEX™ Oncology, Inc. (recently acquired by Genzyme), founder and the Editor Emeritus of Investigational New Drugs - The Journal of New Anticancer Agents, and Editor-in-Chief of Molecular Cancer Therapeutics.

Howard I. Scher, M.D. Dr. Scher is the Chief of the Genitourinary Oncology Service and the D. Wayne Calloway Chair in Urologic Oncology at the Memorial Sloan Kettering Cancer Center. He is an investigator in the field of genitourinary cancers. He is currently overseeing the development of new therapies for prostate cancer, including the use of novel therapies such as monoclonal antibodies, vaccines, and drugs that target specific signaling pathways. His research has focused on the use of prognostic models to select treatments for individual patients, the use of combination therapy approaches, and early markers of response to treatment. Dr. Scher received his M.D. from New York University School of Medicine and completed fellowships at Memorial Sloan Kettering Cancer Center and The New York Hospital-Cornell Medical Center.

Item 6. Executive Compensation.

Executive Compensation

The following table sets forth summary information relating to compensation paid for services rendered for the periods presented, with respect to the compensation paid and bonuses granted to our Chief Executive Officer and each of our other executive officers. For purposes of this registration statement, we refer to the executive officers named in the table below as the named executive officers.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards

Name and Principal Position	Fiscal Period ended December 31,	Salary	Bonus	Other	Restricted Stock Awards	Securities Underlying Options	All Other Compensation

Steven Kelly (1)	2005 2004(2)	$240,000 $140,000	$50,000 $22,000	- 0 - - 0 -	$173,642 - 0 -	- 0 - - 0 -	- 0 - - 0 -
Adam R. Craig, M.D., Ph.D.(3)	2005	$174,615	$50,000	- 0 -	$104,119(6)	- 0 -	$73,000(4)
Eric Poma, Ph. D.(5)	2005	$140,454	- 0 -	- 0 -	$69,413(7)	- 0 -	- 0 -

(1)	Steven Kelly joined Innovive in June 2004.
(2)	Period from March 24, 2004 (inception) to December 31, 2004.
(3)	Adam Craig joined Innovive in April 2005. Dr. Craig’s annual compensation is $240,000.
(4)	Consists of the reimbursement of $70,000 in relocation costs and $3,000 in immigration legal fees.
(5)	Eric Poma joined Innovive in March 2005. Dr. Poma’s annual compensation is $180,000.
(6)
At December 31, 2005, the 94,740 shares of restricted stock purchased by Dr. Craig had a value of $375,170. These shares vest in equal annual installments over a three-year period, beginning on April 7, 2006. If we declare and pay any dividends on our common stock, these restricted shares would receive the dividend if the shares have not been forfeited.

(7)
At December 31, 2005, the 63,160 shares of restricted stock purchased by Dr. Poma had a value of $250,114. These shares vest in approximately equal annual installments over a three-year period, beginning on March 4, 2006. If we declare and pay any dividends on our common stock, these restricted shares would receive the dividend if the shares have not been forfeited.

Option Grants and Exercises in Last Fiscal Year and Fiscal Year-End Option Values

As of December 31, 2005, we had not granted any stock options under our 2004 Stock Option Plan to any of our named executive officers.

Long-Term Incentive Plan (“LTIP”) - Awards in Last Fiscal Year

We do not have any long-term incentive plans and have not issued any long-term incentive awards.

Employment Agreements

On June 2, 2004, we entered into an employment agreement with Steven Kelly to act as our President and Chief Executive Officer. Mr. Kelly receives an annual base salary of $240,000 per year. In addition, Mr. Kelly is entitled to receive an annual bonus of $50,000 per year. He also may receive, at the sole discretion of the Board, an additional annual performance-based bonus of up to 50% of his annual base salary. Pursuant to his agreement, on June 2, 2004, Mr. Kelly purchased 158,000 shares of our common stock, at a purchase price of $.001 per share. We are also obligated to issue to Mr. Kelly stock options sufficient to maintain his ownership percentage at 5% of the outstanding common stock, on a fully diluted basis, until such time we have raised $10 million through the sale of our equity securities. If our company is traded on a recognized national exchange or Nasdaq while Mr. Kelly is employed by us and the market capitalization of our company is in excess of $500 million for three consecutive trading days, then Mr. Kelly is entitled to receive additional stock options equal to 2% of the then outstanding shares of our common stock, at an exercise price equal to the then current market price as determined in good faith by the Board. Mr. Kelly’s employment agreement has a term of three years, and annually renews for one-year periods thereafter upon written agreement between us and Mr. Kelly. Under his employment agreement, Mr. Kelly has also agreed to non-competition provisions. On June 1, 2005, Mr. Kelly’s employment agreement was amended to immediately vest all his restricted shares and to eliminate any severance payable upon termination of his employment.

On April 7, 2005, we entered into an employment agreement with Adam R. Craig to act as our Vice President and Chief Medical Officer. Dr. Craig receives an annual base salary of $240,000 per year. He also may receive, at the sole discretion of our Chief Executive Officer, an additional annual performance-based bonus of up to 50% of his annual base salary. Pursuant to his agreement, on May 9, 2005, Dr. Craig purchased 94,740 shares of our common stock, at a purchase price of $.001 per share. These purchased shares vest over three years from the date of purchase. Dr. Craig’s employment agreement has a term of three years, and annually renews for one-year periods thereafter upon written agreement between us and Dr. Craig. Under his agreement, Dr. Craig has also agreed to non-competition provisions.

On March 4, 2005, we entered into an employment agreement with Eric Poma to act as our Vice President of Business Development. Dr. Poma receives an annual base salary of $180,000 per year. In addition, Dr. Poma may receive, at the sole discretion our Chief Executive Officer, an annual performance-based bonus of up to 35% of his annual base salary. Pursuant to his agreement, on May 6, 2005, Dr. Poma purchased 63,160 shares of our common stock, at a purchase price of $.001 per share. These purchased shares vest over three years from the date of purchase. Dr. Poma’s employment agreement has a term of three years, and annually renews for one-year periods thereafter upon written agreement between us and Dr. Poma. Under his employment agreement, Dr. Poma has also agreed to non-competition provisions.

The employment agreements of Mr. Kelly, Dr. Craig and Dr. Poma each provide that the executive may be terminated due to cause, disability, change in control or any reason. The employment agreements all define cause to include such actions as the willful failure to perform duties, willful, intentional or gross negligence, willful misconduct, indictment of any felony or misdemeanor and breach of any confidentiality or non-compete provision. Where an executive is terminated for cause, the employment agreements of Mr. Kelly, Dr. Craig and Dr. Poma each provide for payment to the executive of his base salary through the termination date and that the executive shall not be entitled to any additional compensation from us. The executive’s restricted shares and, in Mr. Kelly’s and Dr. Poma’s case, restricted shares and stock options, if any, that have not vested as of the termination date will be forfeited. Mr. Kelly’s and Dr. Poma’s stock options, if any, which have vested as of the executive’s termination date will remain exercisable for 90 days following the executive’s termination.

Each executive’s employment agreement also provides for termination due to his death or disability, where an independent physician deems the executive to be so physically or mentally incapacitated as to be unable to resume employment within 12 months. In this case, the executive will receive his base salary through the date of his death or the date he is deemed disabled plus any accrued but unpaid bonus and expense reimbursement through the date of his death or the date he is deemed disabled. The executive’s restricted shares and, with respect to Mr. Kelly, restricted shares and stock options, if any, that are scheduled to vest on the next succeeding anniversary of the date of the executive’s employment agreement, will be accelerated and deemed to have vested on the date of death or disability, and Mr. Kelly’s and Dr. Poma’s stock options, if any, which have vested as of the executive’s termination date will remain exercisable for 90 days following the executive’s termination. All other restricted shares and stock options, if any, will be forfeited to us.

The employment agreements of Dr. Craig and Dr. Poma each provide that the executive may be terminated due to a change in control of our company, where any person acquires, directly or indirectly, securities of Innovive representing in excess of 50% or more of the combined voting power of our then outstanding securities or the future disposition by us of all or substantially of our assets. In this case, the executive’s severance will be equal to his base salary for the six months following his termination so long as the market value of our common stock as of the change of control is, in Dr. Poma’s case, less than $40 million and, in Dr. Craig’s case, less than $50 million. The executive’s restricted shares which are scheduled to vest by the end of the calendar year in which the termination occurs, will be accelerated and deemed to have vested on the executive’s termination date. All other restricted shares and stock options, if any, will be forfeited to us.

The employment agreements of Dr. Craig and Dr. Poma also provide for termination by us for any reason or no reason. In this case, the executive’s severance payment will be equal to his base salary for a period of 12 months following termination and reimbursement of expenses through the date of termination. The executive’s restricted shares and, in Dr. Poma’s case, restricted shares and stock options, if any, which are scheduled to vest during the term of the executive’s employment agreement, will be accelerated and deemed to vest as of the termination date, and Dr. Poma’s stock options, if any, which have vested as of the executive’s termination date will remain exercisable for 90 days following the executive’s termination.

Director Compensation

All of our non-employee directors are reimbursed for out-of-pocket expenses incurred in attending board and committee meetings. Currently, we do not pay our directors any cash or other compensation. In the future, we might consider appropriate forms of compensation.

Item 7. Certain Relationships and Related Transactions.

In 2005, we engaged Paramount as placement agent to assist in our private placement offering of senior convertible promissory notes on a “best efforts” basis. Lindsay A. Rosenwald, M.D. is chairman and chief executive officer of Paramount and its affiliates. Dr. Rosenwald and trusts for the benefit of Dr. Rosenwald and his children own an aggregate of 38.9% of our common stock. As a result, Dr. Rosenwald may be deemed to be an affiliate of our company. Dr. Rosenwald disclaims beneficial ownership of those shares held in trust for the benefit of him and his children except to the extent of any pecuniary interest (as defined in Rule 16a-1(a)(2) promulgated under the Securities Exchange Act of 1934, as amended) that he may have in those trusts.

In connection with the offering, Paramount and we entered into an exclusive introduction agreement dated as of May 17, 2005, as amended on May 23, 2005, pursuant to which we paid Paramount for its services compensation in the form of (a) cash commissions of $141,410, which was equal to 7% of the gross proceeds from the sale of the notes sold by Paramount, and (b) a warrant to purchase a number of shares of our common stock equal to 10% of the aggregate principal amount of notes sold in the offering ($2,249,984) divided by the lowest purchase price per share of any sale or series of related sales of our equity securities that we sell that results in gross cash proceeds to our company of at least $5,000,000 (a “qualified financing”); provided, however, that if no qualified financing is consummated by June 28, 2006 (or June 28, 2007 if the convertible note due date is extended), the lowest price paid for purposes of determining the number of warrants and the exercise price will be determined by dividing a $12,500,000 pre-money valuation of our company by the number of shares of our common stock then outstanding on a fully diluted basis, but not including the conversion of any notes that we might issue in a debt bridge financing prior to such date. The exercise price of the warrant will be equal to 110% of the purchase price of the equity securities sold in the qualified financing. The warrant is exercisable beginning on the earlier of the date of consummation of a qualified financing or June 28, 2006 (or June 28, 2007 if the convertible note due date is extended). The warrant will terminate on June 28, 2012. We also reimbursed Paramount for $27,977 in expenses (including legal fees) incurred in connection with the offering. Lastly, we agreed to indemnify Paramount against certain liabilities, including liabilities under the Securities Act.

We also have agreed to pay to Paramount the commission described above on sales by us of securities during the 12-month period subsequent to June 28, 2005 (other than in a public offering) to the purchasers of notes who were introduced to us by Paramount. We also granted Paramount the right of first refusal to act as exclusive finder, placement agent or other similar agent in relation to any securities offerings on our behalf during the 36-month period following June 28, 2005.

As of March 22, 2006, PBI, an affiliate of Paramount, had loaned us an aggregate principal amount of $3,407,000. The loan is evidenced by a future advance promissory note dated June 21, 2004. Amounts outstanding under the loan bear interest at 5% per annum. The loan matures on the earlier of two years from issuance or if certain financing events occur. Lindsay A. Rosenwald, M.D. is the managing member of PBI.

Each of Dr. Michael Weiser, who is a director, Stephen C. Rocamboli, who is a director and our Secretary, and John Knox, who is our Treasurer, is also a full-time employee of either Paramount or its affiliates. We do not pay any compensation to Dr. Weiser, Mr. Rocamboli or Mr. Knox for their services as directors or officers of our company.

We pay to PBI monthly fees of $600 for administrative services.

None of Paramount, Dr. Rosenwald, Dr. Weiser, Mr. Rocamboli or Mr. Knox is obligated pursuant to any agreement or understanding with us to make any additional products or technologies available to us, nor can there be any assurance that any biomedical or pharmaceutical products or technologies identified in the future by those individuals or their affiliates will be made available to us.  In addition, certain of our current officers and directors, as well as officers or directors that may be hereafter appointed, may from time to time serve as officers or directors of other biopharmaceutical or biotechnology companies.  There can be no assurance that such other companies will not have interests in conflict with our own.

Item 8. Legal Proceedings.

At March 31, 2006, we were not subject to any pending legal proceeding nor are we aware of any threatened claims against us.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market for Common Stock

No market exists for the trading of any of our common stock and none is likely to develop in the near future. At March 31, 2006, we had approximately 76 holders of record of our common stock.

Dividends

To date, we have not paid any cash dividends. In the future, we expect that any earnings will be used for the development of our business as we seek to expand our operations to develop and commercialize our anti-cancer products. Further, our ability to declare and pay cash dividends depends upon, among other things, restrictions imposed by the reserve and capital requirements of Delaware law, our income and fiscal condition, tax considerations, and general business conditions. Therefore, it is not likely that we will pay any cash dividends on our common stock in the foreseeable future, and we might never pay cash dividends.

Common Stock Not Registered under Securities Act of 1933; Rule 144 Eligibility

Our common stock has not been registered under the Securities Act of 1933, as amended and neither has the common stock underlying our outstanding senior convertible promissory notes and common stock warrants. Accordingly, the shares of common stock issued and outstanding and the shares of common stock issuable upon the conversion or exercise of any outstanding notes and warrants may not be resold absent registration under the Securities Act and applicable state securities laws or an available exemption thereunder.

Generally, pursuant to Rule 144 under the Securities Act of 1933, as amended, until the earlier of 90 days after the effective date of this registration statement or March 24, 2006, no holder of our common stock is able to sell any shares of our common stock that they hold, absent an exemption under that Act. Beginning on March 24, 2006, 2,844,140 shares of our common stock would be eligible for sale by the holders thereof without any limitations pursuant to Rule 144. An additional 158,000 shares of our common stock would be freely transferable under Rule 144 beginning on June 1, 2006, 63,160 shares would be transferable on March 4, 2007, 94,740 shares would be freely transferable beginning on April 7, 2007 and an additional 400,000 shares would be freely transferable beginning on December 28, 2007.

Common Stock Issuable Pursuant to Outstanding Notes and Warrants

At March 31, 2006, we had outstanding senior convertible promissory notes in the aggregate principal amount of $2,249,984 that are convertible into shares of our capital stock that we issue in an equity financing or series of related equity financings by us that results in gross cash proceeds of at least $5,000,000 (a “qualified financing”). The notes, plus all accrued interest thereon, automatically will convert into shares of the equity securities sold by us in a qualified financing. The conversion price will be 75% of the lowest per share purchase price paid in the qualified financing. The amount of shares into which the notes are convertible cannot be determined at this time.

At March 31, 2006, we had outstanding warrants to purchase shares of our common stock. Each purchaser of a senior convertible promissory note received a warrant to purchase shares of our common stock in an amount equal to 15% of the principal amount of their note divided by the lowest per share purchase price of our equity securities that we sell in a qualified financing. The exercise price of each warrant will be equal to 110% of the lowest purchase price paid in the qualified financing. In the event that no qualified financing is consummated by June 28, 2006, the lowest price paid for purposes of determining the number of warrants and the exercise price will be determined by dividing a $12,500,000 pre-money valuation of our company by the number of shares of our common stock then outstanding on a fully diluted basis, but not including the conversion of notes that might be issued in a debt bridge financing by us prior to such date. The warrants are exercisable at any time until June 28, 2012. The amount of shares that may be purchased under the warrants cannot be determined at this time.

At March 31, 2006, we also had outstanding a warrant to purchase shares of our common stock that we issued to Paramount in partial payment for its services as placement agent in the senior convertible promissory note financing. The warrant allows Paramount to purchase a number of shares of our common stock equal to 10% of the aggregate principal amount of notes sold in the financing ($2,249,984) divided by the lowest purchase price per share of any sale or series of related sales of our equity securities that we sell in qualified financing. The exercise price of the warrant will be equal to 110% of the purchase price of the equity securities sold in a qualified financing. In the event that no qualified financing is consummated by June 28, 2006, the lowest price paid for purposes of determining the number of warrants and the exercise price will be determined by dividing a $12,500,000 pre-money valuation of our company by the number of shares of our common stock then outstanding on a fully diluted basis, but not including the conversion of notes that might be issued in a debt bridge financing by us prior to such date. The warrant is exercisable beginning on the earlier of the date of consummation of a qualified financing or June 28, 2006 (or June 28, 2007 if the convertible note due date is extended). The warrant will terminate on June 28, 2012. The amount of shares that may be purchased under the warrants cannot be determined at this time.

In February 2006, we issued a warrant to purchase 54,967 shares of our common stock to an individual who acted as a finder in connection with the in-licensing of INNO-406. The warrant has an exercise price of $2.97 per share. The warrant is immediately exercisable and will terminate in February 2013.

Agreement to Register Common Stock under Securities Act of 1933

We have granted “piggyback” registration rights with respect to the shares of our common stock into which the senior convertible promissory notes might be convertible and for which the warrants issued to the holders of those notes and to Paramount are exercisable. In the event we were to register any shares of our common stock under the Securities Act of 1933, as amended, we would have to offer to register at the same time all of the shares of our common stock underlying the notes and the warrants.

Equity Compensation Plans

Set forth below is information on our equity compensation plans as of December 31, 2005.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)

Equity compensation plans approved by security holders: 2004 Stock Option Plan	94,800	$1.10	830,200

Equity compensation plans not approved by security holders: None

Total	94,800	$1.10	830,200

Our 2004 Stock Option Plan was adopted by our board of directors and approved by our stockholders on April 30, 2004. A total of 925,000 shares of common stock have been reserved for issuance under the 2004 Stock Option Plan. The 2004 Stock Option Plan is administered by our board of directors, and provides for grants of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, as well as grants of non-statutory options, stock appreciation rights, stock awards, restricted stock and performance shares to our employees, directors, scientific advisory board members and consultants. Options granted under the 2004 Plan will vest as determined by our board of directors. Options may only be transferred by will or the laws of descent and distribution. In the event of certain changes in control of our company, all outstanding options and purchase rights under the 2004 Stock Option Plan shall either be assumed or replaced by the successor company, or upon proper written notice to the grantees, the options and purchase rights will terminate upon the change in control. As of March 31, 2006, we had issued options to purchase 94,800 shares of our common stock pursuant to the 2004 Stock Option Plan to one of our scientific advisory board members who also acts as a consultant to our company. In addition, our board of directors has approved the grant of options covering an aggregate of 51,000 shares of our common stock to the other three members of our scientific advisory board and to two employees, which options will have an exercise price per share equal to the per share price at which we sell our common stock in our next equity offering, if the equity sold is common stock, or will be calculated using the sale price per share of the equity sold in that offering. We also are obligated to issue stock options to Steven Kelly, our President and Chief Executive Officer, in an amount sufficient to maintain his ownership at 5% of our outstanding shares of common stock on a fully diluted basis until such time as we shall have raised $10 million through the sale of our equity securities.

Item 10. Recent Sales of Unregistered Securities.

In connection with the organization and initial capitalization of our company, in March 2004 we sold an aggregate of 2,844,100 shares of our common stock at a purchase price of $0.001 per share. These transactions were exempt under Section 4(2) of the Securities Act of 1933, as amended.

In June 2004 we sold 158,000 shares of our common stock to Steven Kelly, our President and Chief Executive Officer, at a purchase price of $0.001 per share. This transaction was exempt under Section 4(2) of the Securities Act.

In April 2005 we sold 94,740 shares and in March 2005 we sold 63,160 shares of our common stock, respectively, to Adam Craig, our Vice President and Chief Medical Officer, and Eric Poma, our Vice President of Business Development, at a purchase price of $0.001 per share. These transactions were exempt under Section 4(2) of the Securities Act.

On June 28, 2005, we sold in a private placement to accredited investors senior convertible notes with an original aggregate principal amount of $2,249,984 and warrants to purchase an aggregate number of shares of our common stock. The notes mature on June 28, 2006, but we can extend the term of the notes for an additional year. Interest on the notes is payable semi-annually in cash and accrues at the rate of 5% during the first year and at 8% thereafter, if extended. Upon the first closing of an equity financing or series of related equity financings by us that results in gross cash proceeds of at least $5,000,000 (a “qualified financing”), the notes, plus all accrued interest thereon, automatically will convert into shares of the equity securities sold by us in that financing. The conversion price will be 85% of the lowest per share purchase price paid in the qualified financing if the qualified financing occurs on or before December 25, 2005. If the qualified financing closes after December 25, 2005, the conversion price will be 75% of such purchase price. If those equity securities are shares of preferred stock, we would expect such shares to be convertible into shares of our common stock. Each purchaser of a note received a warrant to purchase shares of our common stock in an amount equal to 15% of the principal amount of their note divided by the lowest per share purchase price of our equity securities that we sell in a qualified financing. The exercise price of each warrant will be equal to 110% of the lowest purchase price paid in the qualified financing. In the event that no qualified financing is consummated by June 28, 2006, the lowest price paid for purposes of determining the number of warrants and the exercise price will be determined by dividing a $12,500,000 pre-money valuation of our company by the number of shares of our common stock then outstanding on a fully diluted basis, but not including the conversion of any notes that we might issue in a debt bridge financing prior to such date. The warrants are exercisable at any time until June 28, 2012. These transactions were exempt under Section 4(2) of the Securities Act.

On June 28, 2005 we issued to Paramount a warrant to purchase shares of our common stock in partial payment for its services as placement agent in the senior convertible promissory note financing. The warrant allows Paramount to purchase a number of shares of our common stock equal to 10% of the aggregate principal amount of notes sold in the financing ($2,249,984) divided by the lowest purchase price per share of any sale or series of related sales of our equity securities that we sell in a qualified financing. The exercise price of the warrant will be equal to 110% of the purchase price of the equity securities sold in a qualified financing. In the event that no qualified financing is consummated by June 28, 2006, the lowest price paid for purposes of determining the number of warrants and the exercise price will be determined by dividing a $12,500,000 pre-money valuation of our company by the number of shares of our common stock then outstanding on a fully diluted basis, but not including the conversion of any notes that we might issue in a debt bridge financing prior to such date. The warrant is exercisable beginning on the earlier of the date of consummation of a qualified financing or June 28, 2006 (or June 28, 2007 if the convertible note due date is extended). The warrant will terminate on June 28, 2012. This transaction was exempt under Section 4(2) of the Securities Act.

On December 28, 2005, we issued 400,000 shares of our common stock to Nippon Shinyaku in partial payment of the up-front licensing fee for INNO-406. Of these shares, 200,000 will be held in escrow until the acceptance of an IND for INNO-406. If the agreement expires or terminates before the acceptance of the IND occurs, these shares will revert to us and be cancelled or remain issued as treasury stock.

In February 2006, we issued a warrant to purchase 54,967 shares of our common stock to an individual who acted as a finder in connection with the in-licensing of INNO-406. The warrant has an exercise price of $2.97 per share. The warrant is immediately exercisable and will terminate in February 2013. This transaction was exempt under Section 4(2) of the Securities Act.

Item 11. Description of Registrant’s Securities to be Registered.

We have authorized capital of 30,000,000 shares, of which 25,000,000 shares have been designated as common stock, par value $0.001 per share, and 5,000,000 shares as preferred stock, par value $0.001 per share. At March 31, 2006, we had outstanding 3,560,000 shares of common stock, 200,000 of which are owned by Nippon Shinyaku Co., Ltd. that are subject to forfeiture, and no shares of outstanding preferred stock. We also have outstanding warrants to purchase shares of common stock and notes that are convertible into equity shares of our company.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the preferences that may apply to any shares of capital stock of the company outstanding at the time, the holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors from legally available funds.

We are obligated to issue shares of our common stock under the following arrangements.

Stock Option Plan. We have adopted the 2004 Stock Option Plan, under which we are permitted to grant incentive stock options and non-statutory options, stock appreciation rights, stock awards, restricted stock, and performance shares to employees, directors, scientific advisory board members and consultants. We have reserved 925,000 shares of common stock pursuant to such grants. At March 31, 2006, options to purchase 94,800 shares of our common stock had been issued under our 2004 Stock Option Plan to a member of our scientific advisory board who also acts as a consultant to our company. In addition, our board of directors has approved the grant of options covering an aggregate of 51,000 shares of our common stock to the other three members of our scientific advisory board and to two employees, which options will have an exercise price per share equal to the per share price at which we sell our common stock in our next equity offering, if the equity sold is common stock, or will be calculated using the sale price per share of the equity sold in that offering. We also are obligated to issue stock options to Steven Kelly, our President and Chief Executive Officer, in an amount sufficient to maintain his ownership at 5% of our outstanding shares of common stock on a fully diluted basis until such time as we shall have raised $10 million through the sale of our equity securities.

Convertible Notes. At March 31, 2006, we had issued and outstanding senior convertible notes with an original aggregate principal amount of $2,249,984. The notes mature on June 28, 2006, but we can extend the term of the notes for an additional year. Upon the first closing of an equity financing or series of related equity financings by us during the term of the notes that results in gross cash proceeds of at least $5,000,000 (a “qualified financing”), the notes, plus all accrued interest thereon, automatically will convert into shares of the equity securities sold by us in that financing. The conversion price will be 75% of the lowest per share purchase price paid in the qualified financing. If those equity securities are shares of preferred stock, we would expect such shares to be convertible into shares of our common stock.

Warrants. Each purchaser of the senior convertible promissory notes received a warrant to purchase shares of our common stock in an amount equal to 15% of the principal amount of their note divided by the lowest per share purchase price of our equity securities that we sell in a qualified financing. The exercise price of each warrant will be equal to 110% of the lowest purchase price paid in the qualified financing. In the event that no qualified financing is consummated by June 28, 2006, the lowest price paid for purposes of determining the number of warrants and the exercise price will be determined by dividing a $12,500,000 pre-money valuation of our company by the number of shares of our common stock then outstanding on a fully diluted basis, but not including the conversion of any notes that we might issue in a debt bridge financing prior to such date. The warrants are exercisable at any time until June 28, 2012.

On June 28, 2005 we issued to Paramount a warrant to purchase shares of our common in partial payment for its services as placement agent in the senior convertible promissory note financing. The warrant allows Paramount to purchase a number of shares of our common stock equal to 10% of the aggregate principal amount of notes sold in the financing ($2,249,984) divided by the lowest purchase price per share of any sale or series of related sales of our equity securities that we sell in a qualified financing. The exercise price of the warrant will be equal to 110% of the purchase price of the equity securities sold in a qualified financing. In the event that no qualified financing is consummated by June 28, 2006, the lowest price paid for purposes of determining the number of warrants and the exercise price will be determined by dividing a $12,500,000 pre-money valuation of our company by the number of shares of our common stock then outstanding on a fully diluted basis, but not including the conversion of any notes that we might issue in a debt bridge financing prior to such date. The warrant is exercisable beginning on the earlier of the date of consummation of a qualified financing or June 28, 2006 (or June 28, 2007 if the convertible note due date is extended). The warrant will terminate on June 28, 2012.

In February 2006, we issued a warrant to purchase 54,967 shares of our common stock to an individual who acted as a finder in connection with the in-licensing of INNO-406. The warrant has an exercise price of $2.97 per share. The warrant is immediately exercisable and will terminate in February 2013.

Employment Agreement with Steven Kelly. Pursuant to the terms of his employment agreement, we are obligated to issue to Steven Kelly, our President and Chief Executive Officer, stock options sufficient to maintain his ownership percentage at 5% of the outstanding common stock, on a fully diluted basis, until such time we have raised $10 million through the sale of our equity securities.

Item 12. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or DGCL, provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of the registrant may and, in certain cases, must be indemnified by the registrant against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorney’s fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorney’s fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the registrant. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to the registrant, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

Item 13. Financial Statements and Supplementary Data.

See Index to Financial Statements on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15. Financial Statements and Exhibits.

The following financial statements, financial statement schedules and exhibits are filed as part of this report or incorporated herein by reference:

(a) Financial statements. See Index to Financial Statements on page F-1.

Financial Statement Schedules. All financial statement schedules for which provision is made in Regulation S-X are omitted because they are not required under the related instructions, are inapplicable, or the required information is given in the financial statements, including the notes thereto.

(b) Exhibits.

Exhibit Number	Description of Document

3.1	Certificate of Incorporation, as amended on September 20, 2004
3.2	Bylaws
4.1	Form of common stock certificate
4.2	Form of common stock warrant issued to investors in June 2005
4.3	Warrant issued to Paramount BioCapital, Inc. on June 28, 2005
4.4	Form of senior convertible promissory note issued to investors in June 2005
4.5	Form of Note and Warrant Purchase Agreement dated June 28, 2005 between Innovive Pharmaceuticals, Inc., and various investors
10.1*	License Agreement dated March 16, 2005, between Innovive Pharmaceuticals, Inc. and The Penn State Research Foundation
10.2*
Industry-University Cooperation Research Agreement dated March 16, 2005 among Innovive Pharmaceuticals, Inc., The Pennsylvania State University College of Medicine and the Milton S. Hershey Medical Center

10.3	2004 Stock Option Plan
10.4	Employment Agreement between Innovive Pharmaceuticals, Inc and Steven Kelly dated June 2, 2004 and Amendment dated June 1, 2005 between Innovive Pharmaceuticals, Inc. and Steven Kelly
10.5	Employment Agreement between Innovive Pharmaceuticals, Inc and Adam Craig dated April 7, 2005
10.6	Employment Agreement between Innovive Pharmaceuticals, Inc and Eric Poma dated March 4, 2005
10.7	Sublease dated March 14, 2005 between Innovive Pharmaceuticals, Inc. and Friedman, Billings, Ramsey Group, Inc.
10.8	Future Advance Promissory Note dated June 21, 2004 issued by Innovive Pharmaceuticals, Inc. to Paramount BioCapital Investments, LLC
10.9*	Exclusive License Agreement dated as of December 15, 2005 between Innovive Pharmaceuticals, Inc. and Sloan-Kettering Institute for Cancer Research.
10.10*	License Agreement dated December 28, 2005 between Innovive Pharmaceuticals, Inc. and Nippon Shinyaku Co., Ltd.

*Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment and those portions have been filed separately with the SEC.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

Index

Page

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets
December 31, 2005 and December 31, 2004	F-3

Statements of Operations
Year Ended December 31, 2005 , Period from March 24, 2004 (Inception) to December 31, 2004 and Period from March 24, 2004 (Inception) to December 31, 2005	F-4

Statements of Changes in Stockholders' Deficiency
Year Ended December 31, 2005 , Period from March 24, 2004 (Inception) to December 31, 2004 and Period from March 24, 2004 (Inception) to December 31, 2005	F-5

Statements of Cash Flows
Year Ended December 31, 2005 , Period from March 24, 2004 (Inception) to December 31, 2004 and Period from March 24, 2004 (Inception) to December 31, 2005	F-6

Notes to Financial Statements	F-7/14

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Innovive Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Innovive Pharmaceuticals, Inc. (A Development Stage Company) as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' deficiency and cash flows for the year ended December 31, 2005, the period from March 24, 2004 (Inception) to December 31, 2004 and the period from March 24, 2004 (Inception) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovive Pharmaceuticals, Inc. as of December 31, 2005 and 2004, and its results of operations and cash flows for the year ended December 31, 2005, the period from March 24, 2004 (Inception) to December 31, 2004 and the period from March 24, 2004 (Inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred net losses from its inception through December 31, 2005 and it had a stockholders' deficiency as of December 31, 2005. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/J.H. Cohn LLP

Roseland, New Jersey
March 22, 2006

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

BALANCE SHEETS
DECEMBER 31, 2005 AND DECEMBER 31, 2004

	2005	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$133,594	$22,734
Other current assets	14,564	-
Total Current Assets	148,158	22,734

Office equipment, net of accumulated depreciation of $8,840 and $987, respectively	67,552	8,888
Security deposits	105,969	-
Debt issuance cost, net of accumulated amortization of $178,726	178,626	-
TOTAL ASSETS	$500,305	$31,622

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$1,233,042	$50,179
Note payable - related party	350,000	-
Senior convertible notes, net of debt discount of $127,619	2,122,365	-
Accrued interest - related party	23,284	-
Accrued interest - senior notes	56,404	-
Warrant liability	402,292	-
TOTAL CURRENT LIABILITIES	4,187,387	50,179

Note payable - related party	1,397,000	350,000
Accrued interest - related party	49,769	5,784
TOTAL LIABILITIES	5,634,156	405,963

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIENCY
Preferred stock; $0.001 par value: 5,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2005 and 2004	-	-

Common stock; $0.001 par value: 25,000,000 shares authorized, 3,560,000 shares issued and outstanding at December 31, 2005, and 3,002,100 shares issued and outstanding at December 31, 2004	3,560	3,002
Stock subscriptions receivable	-	(3,002)
Additional paid-in capital	1,050,961	-
Deferred compensation	(135,092)	-
Deficit accumulated in the development stage	(6,053,280)	(374,341)
Total Stockholders' deficiency	(5,133,851)	(374,341)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$500,305	$31,622

See Notes to Financial Statements.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS

	Year ended 2005	Period from 3/24/2004 (inception) to 12/31/2004	Period from 3/24/2004 (inception) to 12/31/2005

OPERATING EXPENSES
Research and development, principally license fees	$3,628,390	$168,591	$3,796,981
General and administrative	1,656,193	199,966	1,856,159
Total Operating Expenses	5,284,583	368,557	5,653,140

LOSS FROM OPERATIONS	(5,284,583)	(368,557)	(5,653,140)

INTEREST INCOME	16,217	-	16,217

INTEREST EXPENSE (includes amortization of debt discount and revaluation of warrant liability)	(410,573)	(5,784)	(416,357)

NET LOSS	$(5,678,939)	$(374,341)	$(6,053,280)

NET LOSS PER COMMON SHARE - BASIC AND DILUTED	$(1.83)	$(0.12)

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	3,107,338	3,002,100

See Notes to Financial Statements.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
FOR THE YEAR ENDED DECEMBER 31, 2005 , PERIOD FROM MARCH
24, 2004 (Inception) TO DECEMBER 31, 2004 AND PERIOD FROM
MARCH 24, 2004 (Inception) TO DECEMBER 31, 2005

	Common Stock
	Shares	Amount	Stock Subscription Receivable	Additional Paid-In Capital	Deferred Compensation	Deficit Accumulated in the Development Stage	Total
Issuance of common stock to founders and officers at $.001 per share	3,002,100	$3,002	$(3,002)				$-

Net loss						$(374,341)	(374,341)
Balance, December 31, 2004	3,002,100	3,002	(3,002)	$-	$-	(374,341)	(374,341)

Issuance of common stock to officer at $.001 per share	157,900	158	(158)	173,690	(173,690)		-

Payments received for stock subscriptions			3,160				3,160

Amortization of deferred stock-based employee compensation					38,598		38,598

Shares issued in connection with license agreement at $3.96 per share	200,000	200		791,600			791,800

Shares issued in connection with license agreement held in escrow	200,000	200					200

Stock-based compensation to consultants				85,671			85,671
Net loss						(5,678,939)	(5,678,939)
Balance, December 31, 2005	3,560,000	$3,560	$-	$1,050,961	$(135,092)	$(6,053,280)	$(5,133,851)

See Notes to Financial Statements.

INNOVIVE PHARMACEUTICALS
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

	Year ended 2005	Period from 3/24/2004 (inception) to 12/31/2004	Period from 3/24/2004 (inception) to 12/31/2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,678,939)	$(374,341)	$(6,053,280)
Adjustments to reconcile net loss to net cash used in operating activities:
Expenses paid by related party on behalf of the Company	20,000	100,000	120,000
Depreciation and amortization	7,853	987	8,840
Stock-based compensation to consultants	85,671	-	85,671
Stock-based compensation to employees	38,598	-	38,598
Stock issued in connection with license agreement	792,000	-	792,000
Amortization of debt discount	127,619	-	127,619
Amortization of debt issuance cost	178,726	-	178,726
Gain on fair value of warrants	(19,445)	-	(19,445)
Changes in operating assets and liabilities:
Increase in other current assets	(14,564)	-	(14,564)
Increase in security deposits	(105,969)	-	(105,969)
Increase in accounts payable and accrued expenses	1,182,863	50,179	1,233,042
Increase in accrued interest payable	123,673	5,784	129,457
Net Cash Used In Operating Activities	(3,261,914)	(217,391)	(3,479,305)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of office equipment	(66,517)	(9,875)	(76,392)
Net Cash Used In Investing Activities	(66,517)	(9,875)	(76,392)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable to related party	1,377,000	250,000	1,627,000
Proceeds from senior convertible notes	2,249,984		2,249,984
Proceeds from subscriptions receivable	3,160		3,160
Payments for debt issuance costs	(190,853)	-	(190,853)
Net Cash Provided By Financing Activities	3,439,291	250,000	3,689,291
NET INCREASE IN CASH AND CASH EQUIVALENTS	110,860	22,734	133,594
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	22,734	-	-
CASH AND CASH EQUIVALENTS - END OF YEAR	$133,594	$22,734	$133,594
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Common stock issued to officers in ex-change for subscriptions receivable	$173,690		$173,690

Value of warrants allocated to senior convertible notes	$255,238		$252,238

Value of warrants issued to the placement agent in connection with senior convertible notes	$166,499		$166,499

See Notes to Financial Statements.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business, basis of presentation and summary of significant accounting policies:

Business:
Innovive Pharmaceuticals, Inc. ("Innovive" or the "Company") was incorporated in the State of Delaware on March 24, 2004. Innovive is a specialty pharmaceutical company focused on the acquisition, development and commercialization of innovative pharmaceutical products. The Company's current licensed compound targets the treatment of cancer, conditions stemming from the abnormal regulation of cell growth and other immunological diseases.

Basis of presentation:
The Company's primary activities since incorporation have been organizational activities, including recruiting personnel, establishing office facilities, acquiring a license for its pharmaceutical compound, performing business and financial planning and raising funds through the issuance of notes payable, and it has not generated any revenues. Accordingly, the Company is considered to be in the development stage.

The Company's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. For the year ended December 31, 2005, the Company incurred a net loss of $5,678,939 and it had a loss from inception through December 31, 2005 of $6,053,280 and a stockholders' deficiency as of December 31, 2005 of $5,133,851. Management believes that the Company will continue to incur losses for the foreseeable future and will need additional equity or debt financing or will need to generate revenue from the licensing of its products or by entering into strategic alliances to be able to sustain its operations until it can achieve profitability and positive cash flows, if ever. Management plans to seek additional debt and/or equity financing for the Company, but it cannot assure that such financing will be available on acceptable terms. These matters raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits.

Office equipment:
Office equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the related assets of five and seven years.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business, basis of presentation and summary of significant accounting policies (concluded):

Debt issuance costs and debt discount:
Debt issuance costs and debt discount incurred in connection with the issuance of the senior convertible notes are being amortized over the term of one year on a straight-line basis, which approximates the effective interest method.

Stock -Based compensation:
The Company accounts for stock options granted to non-employees on a fair value basis in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” Any options issued to non-employees are recorded in the financial statements using the fair value method and then amortized to expense over the applicable service periods. As a result, the non-cash charge to operations for non-employee options with vesting or other performance criteria is affected each reporting period by changes in the fair value of the options.
For the purpose of valuing options granted to employees, directors and consultants, the Company has valued the options using the Black-Scholes option pricing model with the following assumptions in 2005:

Risk-free interest rate	3.84 - 4.34%
Volatility	80.29 - 4.10%
Lives in years	6.5 - 7
Dividend yield	0%

Accounting for warrants issued with convertible debt:
The Company accounts for the value of warrants and the intrinsic value of beneficial conversion rights arising from the issuance of convertible debt instruments with nondetachable conversion rights that are in-the-money at the commitment date pursuant to the consensuses for EITF Issue No. 98-5, EITF Issue No. 00-27 and EITF Issue No. 00-19. Such values are determined by first allocating an appropriate portion of the proceeds received from the debt instruments to the warrants or any other detachable instruments included in the exchange. The fair value of the warrants is allocated to warrant liability and to debt discount, which is charged to interest expense over the term of the debt instrument. The warrant liability is adjusted to its fair value at the end of each reporting period. The intrinsic value of the beneficial conversion rights at the commitment date may also be recorded as additional paid-in capital and debt discount as of that date or, if the terms of the debt instrument are contingently adjustable, may only be recorded if a triggering event occurs and the contingency is resolved.

Research and development:
Research and development costs are expensed as incurred.

Income taxes:
Under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS 109"), deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all deferred tax assets will not be realized.

Earnings (loss) per common share:
"Basic" earnings (loss) per common share equals net income (loss) divided by weighted average common shares outstanding during the period. "Diluted" earnings per common share equals net income divided by the sum of weighted average common shares outstanding during the period, adjusted for the effects of potentially dilutive securities. The Company's basic and diluted per share amounts are the same since the Company is in a loss position. As of December 31, 2005 there were 140,976 warrants and 94,800 stock options outstanding which are potentially dilutive.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 2 - Note payable - related party:

In June 2004, the Company entered into an open-ended future advance promissory note agreement whereby Paramount BioCapital Investments, LLC ("PBCI"), an affiliate of Paramount BioCapital, Inc. ("Paramount") (see Note 3), agreed to advance funds for obligations arising out of the operations of Innovive's business. Each individual note accrues interest at a fixed rate equal to 5% per annum and becomes payable upon the earlier of two years from the date of issuance of the note or the date on which Innovive enters into certain specified financing transactions. Borrowings were drawn by the Company on various dates between June 2004 and June 2005. Interest expense totaled $67,269 for the year ended December 31, 2005 and $5,784 and $73,053 for the periods from March 24, 2004 (Inception) to December 31, 2004 and December 31, 2005, respectively. The amount due PBCI, including accrued interest, was $1,820,053 and $355,784 as of December 31, 2005 and December 31, 2004, respectively.

Management does not believe that the Company could borrow a comparable amount from an unrelated party under terms as favorable as those received from PBCI. However, due to the related party nature of the transaction, management also believes that determining the fair value of the borrowings as of December 31, 2005 is not practicable.

Note 3 - Senior convertible notes:

The Company engaged Paramount in May 2005 as placement agent to assist in its June 2005 private placement offering of senior convertible promissory notes on a "best efforts" basis. Lindsay A. Rosenwald, M.D. is chairman and chief executive officer of Paramount and its affiliates. Dr. Rosenwald and trusts for the benefit of Dr. Rosenwald own an aggregate of 42.1% of the Company's common stock.

On June 28, 2005, the Company issued 5% senior convertible notes in the aggregate principal amount of $2,249,984 (the "Notes") of which $48,357 in principal amount was issued to a related party. The Notes mature on June 28, 2006. However, at the option of the Company, the Notes may be extended to June 28, 2007 at an increased interest rate of 8%.

Upon the closing of an equity financing transaction from which the Company receives proceeds of at least $5,000,000, the Notes, plus all accrued interest, will automatically convert into the same securities issued in the equity financing transaction at a conversion price equal to 75% of the per share price of the securities sold. The Notes will also automatically convert into equity securities of the Company immediately prior to a sale of the Company, as defined.

In addition, each noteholder is entitled to receive warrants to purchase a number shares of the Company’s common stock equal to 15% of the principal amount of the Notes purchased divided by the lowest price paid for securities in an equity financing transaction from which the Company receives proceeds of at least $5,000,000 prior to the maturity of the Notes. Each warrant issued as a result of such a qualifying equity financing transaction would be exercisable at a price per share equal to 110% of the price per share of the securities in the qualifying equity financing transaction and would be exercisable for a period of seven years. The Company allocated proceeds of $255,238 from the sale of the Notes to the warrants determined by using the Black-Scholes option pricing model and the Notes at the time of issuance which was recorded as a warrant liability and as debt discount, which reduced the carrying values of the Notes.

Alternatively, if a qualifying equity financing transaction does not take place prior to the maturity of the Notes, each noteholder would then be entitled to receive warrants to purchase a number shares of the Company’s common stock equal to 15% of the principal amount of the Notes purchased divided by the fair market value of the Company’s common stock determined based on $12,500,000 divided by the number of common shares then outstanding on a fully-diluted basis. Each warrant so issued would be exercisable at a price per share equal to 110% of that fair market value and would be exercisable for a period of seven years.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 3 - Senior convertible notes (concluded):

The intrinsic value of the shares of common stock issuable upon the assumed conversion of the Notes as of the commitment date exceeded the proceeds from the issuance of the Notes (less the amount allocated to the warrants) by approximately $1,005,000, which represents a contingent beneficial conversion feature which will be recognized and charged to interest expense if and when the Company receives proceeds of at least  $5,000,000 in a qualified equity financing.

The Notes were sold primarily to unrelated parties on June 28, 2005 and, accordingly, management believes that their carrying value at December 31, 2005 does not differ materially from their fair value.

In connection with the offering of the Notes, Paramount and the Company entered into an exclusive introduction agreement dated as of May 17, 2005, as amended on May 23, 2005, pursuant to which the Company paid Paramount, cash commissions of $141,410 for its services. The Company also reimbursed Paramount for $27,977 of expenses (including legal fees) incurred in connection with the offering. The Company also has agreed to pay to Paramount a commission on sales by the Company of securities during the 12-month period subsequent to June 28, 2005 (other than in a public offering) to the purchasers of notes who were introduced to the Company by Paramount. The Company also granted Paramount the right of first refusal to act as exclusive finder, placement agent or other similar agent in relation to any securities offerings on its behalf during the 36-month period following June 28, 2005.

In addition, Paramount received a warrant to purchase a number shares of the Company’s common stock equal to 10% of the principal amount of the Notes purchased divided by the lowest price paid for securities in an equity financing transaction from which the Company receives proceeds of at least $5,000,000 prior to the maturity of the Notes. Alternatively, if a qualifying equity financing transaction does not take place prior to the maturity of the Notes, Paramount would then be entitled to receive warrants to purchase a number shares of the Company’s common stock equal to 10% of the principal amount of the Notes purchased divided by the fair market value of the Company’s common stock determined based on $12,500,000 divided by the number of common shares then outstanding on a fully-diluted basis without giving effect to the possible conversion of the Notes. The warrants are exercisable at a price per share equal to 110% of the related price per share set forth above of the securities in the qualifying equity financing transaction and are exercisable for a period of seven years. Based on the Black-Scholes option pricing model the value of the warrants initially included in warrant liability was $166,499.

Note 4 - Administrative services:

The Company pays monthly fees for administrative services of $600 to PBCI. Administrative service fees were $7,200 for the year ended December 31, 2005 and were $3,000 and $10,200 for the periods from March 24, 2004 (Inception) to December 31, 2004 and December 31, 2005, respectively.

A director of the Company, another director who is also the Company's Secretary, and the Company's Treasurer, are also full-time employees of either Paramount or its affiliates. The Company does not pay any compensation to them for their services as directors or officers of the Company.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS
Note 5 - License agreements:

In March 2005, the Company entered into an agreement to acquire the rights to an exclusive, world-wide, royalty-bearing sublicense to develop and commercialize technology for treatment of cancer, conditions stemming from the abnormal regulation of cell growth and other immunological diseases (the "[Met5]-enkephalin Technology"). The amount expended under this agreement and charged to research and development expense for the year ended December 31, 2005 was $750,000. The Company may also owe milestone and royalty payments to the licensor of up to an aggregate $26,750,000 based on milestones achieved or on future net sales, as defined, of products derived from [Met5]-enkephalin Technology. In addition, the Company is obligated during the term of the license agreement to fund an annual $100,000 sponsored research payment to Pennsylvania State University College of Medicine. There are no minimum royalties required under the agreement. No milestone payments were earned as of December 31, 2005.

On December 15, 2005, the Company entered into an exclusive worldwide royalty-bearing license agreement with the Sloan-Kettering Institute for Cancer Research (“SKI”), including the right to grant sub-licenses, for the intellectual property relating to INNO-305 for all diseases, disorders and/or conditions, including but not limited to, oncology. The license agreement expires on a country-by-country basis upon expiration of the subject patent rights. The INNO-305 license agreement includes a PTC patent application published in 2005; three U.S. provisional patent applications filed in 2005; and a U.S. continuation patent application claiming priority to an application filed in 2003.

In consideration for the grant of the license to INNO-305, in December 2005 the Company paid an initial license fee of $200,000 and agreed to make additional payments in the aggregate amount of up to $6,600,000 upon the achievement of clinical and regulatory milestones. The Company also agreed to pay:
•	commercially reasonable royalties based on a percentage of net sales;
•	an annual license maintenance fee beginning on the first anniversary of the agreement and ending on the first commercial sale of INNO-305;
•	annual minimum payments for sales of INNO-305 for specified indications; and
•	a percentage of non-royalty sub-licensing income.

The license agreement includes covenants that require the Company to, among other things: initiate clinical trials by specific dates; use the Company’s commercially reasonable efforts to bring a licensed product to market; and prosecute and maintain patents related to INNO-305. In the event that the Company breaches a material term of the SKI license agreement, SKI has the right to option to terminate the agreement following the giving of notice and an opportunity to cure any such breach.

On December 28, 2005, the Company entered into an exclusive worldwide (with the exception of Japan) royalty-bearing license agreement with Nippon Shinyaku, including the right to grant sub-licenses, for the intellectual property relating to INNO-406 in any field. The Nippon Shinyaku license agreement expires on a country-by-country basis upon expiration of the subject patent rights. The INNO-406 license covers two PTC patent applications filed in 2003 and 2004, respectively.

In consideration for the grant of the license to INNO-406, in December 2005 the Company paid Nippon Shinyaku an initial license fee of $600,000, and agreed to make additional payments in the aggregate amount of up to $13,350,000 upon the achievement of clinical and regulatory milestones. The Company also issued to Nippon Shinyaku 400,000 shares of common stock, of which 200,000 vested immediately. The vested shares were valued at $792,000 and expensed as a part of the license fee. The remaining 200,000 shares are being held in escrow until the IND for INNO-406 is accepted for review by the FDA. In addition, the Company paid a finder’s fee of $100,000 and is obligated to issue a warrant to purchase 54,967 shares of common stock with an exercise price of $2.97 per share. The warrants were valued at $171,675 and expensed as part of the license fee. The warrant is immediately exercisable and expires in February 2013. The warrants were issued in February 2006.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 5 - License agreements(concluded):

In the event the license agreement expires or is terminated before the IND is accepted, these shares will revert to the Company and be cancelled or remain issued as treasury stock. The Company also agreed to pay:
•	commercially reasonable royalties based on a percentage of net sales, dependent on reaching certain revenue thresholds;
•	annual minimum payments if sales of INNO-406 do not meet specified levels; and
•	a percentage of non-royalty sub-licensing income.

The license agreement includes covenants that require the Company to, among other things: file an NDA by a specific date; and use its commercially reasonable efforts to bring a licensed product to market. In the event that the Company breaches a material term of the license agreement, Nippon Shinyaku has the option to terminate the agreement following giving of notice and an opportunity to cure any such breach.

Note 6 - Income taxes:

There was no current or deferred income tax provision for the year ended December 31, 2005 or for the period from March 24, 2004 (Inception) to December 31, 2004.

The Company's deferred tax assets as of December 31:

	2005	2004
Net operating loss carryforwards - Federal	$1,688,000	$127,000
Net operating loss carryforwards - State	298,000	22,000
Totals	1,986,000	149,000
Less valuation allowance	(1,986,000)	(149,000)
Deferred tax assets	$-	$-

At December 31, 2005, the Company had potentially utilizable Federal and state net operating loss tax carryforwards of approximately $4,965,000.

The utilization of the Company's net operating losses may be subject to a substantial limitation due to the "change of ownership provisions" under Section 382 of the Internal Revenue Code and similar state provisions. Such limitation may result in the expiration of the net operating loss carryforwards before their utilization.

A valuation allowance is provided when it is more likely than not than some portion or all of the deferred tax assets will not be realized. The net change in the total valuation allowance for the year ended December 31, 2005 and the period from March 24, 2004 (Inception) to December 31, 2004 was an increase of $1,986,000 and $149,000, respectively. The tax benefit assumed using the Federal statutory tax rate of 34% has been reduced to an actual benefit of zero due principally to the aforementioned valuation allowance.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 7 - Commitments:

Employment agreements:
The Company has employment agreements with its key executives. At December 31, 2005, future employment contract commitments for such key executives total approximately $660,000, $520,000 and $90,000 for the years ending December 31, 2006, 2007 and 2008, respectively. In connection with one of the agreements the company is obligated to issue stock options sufficient to maintain a minimum ownership percentage.

During 2005, the Company issued 157,900 shares of restricted common stock to two officers for subscriptions receivable totaling $158, or $.001 per share. These shares vest equally over a three-year period and had an estimated fair value of $1.10 per share or $173,690. Accordingly, the Company recorded deferred compensation expense in its statement of stockholders’ deficiency and additional paid-in capital for the same amount. The Company recorded amortization of deferred compensation expense of $38,598 for the year ended December 31, 2005.

Operating lease:
In March 2005, the Company signed an agreement to lease office space. The lease commenced April 1, 2005 and expires on August 30, 2012. Rent expense for the year ended December 31, 2005 was $157,491.

Future minimum lease payments under this lease subsequent to:

Year ended December 31:	Amount
2006	$209,988
2007	209,988
2008	209,988
2009	209,988
2010	221,040
Thereafter	368,400

Total	$1,429,392

Note 8 - Stock option plan:

In March 2004, Innovive established the 2004 Stock Option Plan (the "Plan"), which provides for the granting of up to 925,000 options to officers, directors, employees and consultants for the purchase of common stock through March 2014. The options will have a maximum term of ten years, vest over a period to be determined by the Company's Board of Directors and have an exercise price at or above fair market value.

In October 2005, the Company entered into a consulting agreement with Howard Scher, M.D., upon which the Consultant shall provide the Company with scientific and medical consulting services in consideration for a monthly payment of $7,500. In addition, the Company granted the Consultant options to acquire three percent (3%) or 94,800 shares of the Company's then current outstanding common stock, par value $0.001 per share at an exercise price of $1.10 per share. The options shall vest in three (3) equal installments on each anniversary date following the option grant and will be subject to the terms of the Stock Option Plan of the Company.

INNOVIVE PHARMACEUTICALS, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

Note 9 - Subsequent events:

As of March 22, 2006, the Company received an additional $1,660,000 under the future advance promissory note issued by PBCI to fund the acquisitions of INNO-305 and INNO-406.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOVIVE PHARMACEUTICALS, INC.

Date: April 20, 2006	By:	/s/ Steven Kelly
Steven Kelly
President and Chief Executive Officer

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